


SEC MAIL
RECEIVED
PROCESSING
SECTION

2007 Annual Report



Celebrating 30 Years of Providing Innovative Test and Burn-in Solutions


PROCESSED
OCT 0 2 2007
THOMSON
FINANCIAL

AEHR TEST SYSTEMS

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	For the years ended May 31,		
	2007	**2006**	**2005**
Net sales	**$27,351**	$23,801	$16,080
Income (loss) from operations	**1,051**	455	(4,975)
Net income (loss)	**2,428**	810	(4,870)
Net income (loss) per share - diluted	**0.30**	0.11	(0.66)
Cash, cash equivalents and short-term investments	**9,551**	11,005	8,765
Working capital	**20,370**	17,323	15,342
Shareholders' equity	**22,668**	18,817	17,452
Shareholders' equity per share	**2.90**	2.47	2.33

PRODUCTS



The FOX-1™ Full Wafer Parallel Test System is designed to make contact with all die on an IC wafer simultaneously, thus enabling high-throughput massively parallel test of the entire wafer at one time. Since the FOX-1 system can electrically test all of the die on a wafer in a single touchdown, we believe it will significantly reduce the cost of testing wafers.



The FOX-14™ Full Wafer Contact System is designed for full wafer reliability screening (burn-in), parallel test and process monitoring of up to 14 IC wafers at a time. The patented design of the WaferPak™ cartridge enables the FOX system to accommodate a wide range of applications such as DRAMs, flash memories, microcontrollers, sensors and VCSELs (laser diodes).



The MAX™ product line performs burn-in on digital signal processors, microprocessors, microcontrollers, memories and other ICs. The MAX3 system is specially designed to support the latest low-voltage ICs and to make use of on-chip self test circuitry, such as Built-In Self Test and structural test. The high-power MAX4 system provides over 200 amps of device current per slot. MAX systems offer device output monitoring during the burn-in process to identify burn-in failures as they occur.



The MTX-Fp+™ Massively Parallel Test System is designed to reduce the cost of testing memory. Its patented technology allows it to functionally test and burn-in more than 12,000 memory devices simultaneously. The MTX-Fp+ system adds the capability of testing and burning-in flash memories to its traditional application base of the latest DDR and DDR II memories.

LETTER TO OUR SHAREHOLDERS

Fiscal 2007 was an excellent year for Aehr Test Systems. I am very pleased to report that we reported our second profitable year in a row and achieved significant improvement in our key financial metrics. Our strong performance in fiscal 2007 was related to our significant investment in R&D over the past few years, which has produced an innovative family of FOX™ full wafer contact test and burn-in systems. We believe that these systems have positioned Aehr Test well for continued growth in future years.

To review our financial performance in fiscal 2007, our net sales were $27.4 million, an increase of 15% over net sales of $23.8 million in fiscal 2006. We reported net income of $2.4 million, or 30 cents per share, in fiscal 2007 compared to prior-year net income of $810,000, or 11 cents per share. The bookings momentum we created during the year resulted in a record backlog of $21.3 million at the end of fiscal 2007, an increase of 70% over the end of the prior year. We also exited the year in a solid financial position. As of May 31, 2007, Aehr Test's balance sheet remained debt-free, while cash and short-term investments totaled $9.6 million.

Our solid sales growth in fiscal 2007 was driven by the initial shipments of our FOX-1 full wafer parallel testers and WaferPak contactors. The FOX-1 system provides significant advantages to IC manufacturers, as it has the capability of parallel testing an entire wafer in a single touchdown, thus dramatically reducing costs compared to conventional testers, which take multiple touchdowns to step across the wafer.

Throughout the year we received over $23 million in orders for our FOX-1 testers and contactors. Of particular significance was the receipt of orders for systems designed for parallel testing 300mm flash memory wafers. These systems are intended for a new 300mm fab site scheduled to come on line in early calendar 2008. If our FOX-1 systems can demonstrate the anticipated cost savings, we can expect sizeable follow-on orders to support this fab's forecasted requirements for wafer probe testing.

During the year, we also made substantial progress on the development of our FOX-14 wafer level burn-in system. At the end of fiscal 2007, we had entered the final integration and test verification phase with our first customer, a leading automotive IC manufacturer. Our newly developed FOX-14 system can test and burn-in 14 wafers in parallel at temperatures of up to 170 degrees Celsius. This advanced system will enable us to tap into the broad market demand that we believe exists for wafer level burn-in systems for automotive ICs and known good die for the handheld electronics market.

We continue to invest in R&D, with the goal of maintaining our leadership position in our core parallel test and burn-in markets. In fiscal 2008, we will upgrade and enhance our MAX and MTX system platforms using our innovative FOX system technology. We believe our new, enhanced MAX and MTX products will increase our competitiveness in the Asian market place and enable us to grow market share.

With our record backlog, we are optimistic that we can drive further growth in our net sales and earnings in fiscal 2008. Our long-term goal is to add new FOX system customers and increase our share of the rapidly expanding market for full wafer test and burn-in. We are seeing a strong interest in our FOX products and are taking a very targeted approach to business development, focusing on those IC manufacturers that we know have devices that are good matches for our FOX technology. Importantly, we have made steady progress in building our infrastructure over the past year, which will help us to effectively ramp our capacity as we add new customers.

In closing, I would like to thank our employees worldwide for making fiscal 2007 such a successful year. Together we achieved great things, and I am confident that we can continue to execute well on our growth initiatives and create additional value for our shareholders in the future.



Rhea J. Posedel
CEO and Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended May 31, 2007
or
[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______________ to ______________

Commission file number: 000-22893.

AEHR TEST SYSTEMS

(Exact name of registrant as specified in its charter)

CALIFORNIA	**94-2424084**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)
400 KATO TERRACE, FREMONT, CA	**94539**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(510) 623-9400**

Name of each exchange on which registered: The NASDAQ Stock Market LLC
Securities registered pursuant to Section 12(b) of the Act:
Common stock, $0.01 par value
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

The aggregate market value of the Registrant's common stock, par value $0.01 per share, held by non-affiliates of the Registrant, based upon the closing price of $7.59 on July 31, 2007, as reported on the NASDAQ Global Market, was approximately $49,005,000. For purposes of this disclosure, shares of common stock held by persons who hold more than 5% of the outstanding shares of common stock (other than such persons of whom the Registrant became aware only through the filing of a Schedule 13G filed with the Securities and Exchange Commission) and shares held by officers and directors of the Registrant have been excluded because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily conclusive for other purposes.

The number of shares of Registrant's common stock, par value $0.01 per share, outstanding at July 31, 2007 was 7,833,461.

Documents Incorporated By Reference

Certain information required by Part III of this report on Form 10-K is incorporated by reference from the Registrant's proxy statement for the Annual Meeting of Shareholders to be held on October 30, 2007 (the "Proxy Statement"), which will be filed with the Securities and Exchange Commission within 120 days after the close of the Registrant's fiscal year ended May 31, 2007.

AEHR TEST SYSTEMS

FORM 10-K
FISCAL YEAR ENDED MAY 31, 2007

TABLE OF CONTENTS

PART I

Item 1.	Business	4
Item 1A.	Risk Factors	9
Item 1B.	Unresolved Staff Comments	17
Item 2.	Properties	17
Item 3.	Legal Proceedings	18
Item 4.	Submission of Matters to a Vote of Security Holders	18

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6.	Selected Consolidated Financial Data	19
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	28
Item 8.	Financial Statements and Supplementary Data	29
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	53
Item 9A.	Controls and Procedures	53
Item 9B.	Other Information	54

PART III

Item 10.	Directors and Executive Officers of the Registrant	54
Item 11.	Executive Compensation	54
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	54
Item 13.	Certain Relationships and Related Transactions	54
Item 14.	Principal Independent Registered Public Accounting Firm's Fees and Services	54

PART IV

Item 15.	Exhibits and Financial Statement Schedules	54
	Signatures	57

This Annual Report on Form 10-K contains forward-looking statements with respect to Aehr Test Systems ("Aehr Test," the "Company," "we," "us," and "our") which involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements due to a number of factors, including those described herein and the documents incorporated herein by reference, and those factors described in Part I, Item 1A under "Risk Factors." These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any of these forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for these forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, and results of our businesses include but are not limited to those factors that might be described from time to time in periodic filings with the Securities and Exchange Commission and include those set forth in this Annual Report on Form 10-K as "Factors that May Affect Future Results of Operations," as well as other factors beyond our control.

PART I

Item 1. Business

THE COMPANY

Aehr Test develops, manufactures and sells systems which are designed to reduce the cost of testing flash, dynamic random access memory ("DRAM"), and other memory devices, and to perform reliability screening or burn-in of complex logic and memory devices. These systems can be used to simultaneously perform parallel testing and burn-in of packaged integrated circuits ("ICs"), singulated bare die, or ICs still in wafer form. Leveraging its expertise as a long-time leading provider of burn-in equipment, with over 2,500 systems installed worldwide, the Company has developed and introduced several innovative product families, including the FOX™, MTX and MAX systems, and the DiePak® carrier. The FOX system is a full wafer contact parallel test and burn-in system designed to make contact with all pads of a wafer simultaneously, thus enabling full wafer parallel test and burn-in. The MTX system is a massively parallel test system designed to reduce the cost of memory testing by performing both test and burn-in on thousands of devices simultaneously. The MAX system can effectively burn-in and functionally test complex devices, such as digital signal processors, microprocessors, microcontrollers and systems-on-a-chip. The DiePak carrier is a reusable, temporary package that enables IC manufacturers to perform cost-effective final test and burn-in of bare die.

Aehr Test was incorporated in the state of California on May 25, 1977. The Company's headquarters and mailing address is 400 Kato Terrace, Fremont, California 94539 and the telephone number at that location is (510) 623-9400. The Company's common stock trades on the NASDAQ Global Market under the symbol "AEHR." The Company's website is www.aehr.com. The public may read and copy materials filed with the United States Securities and Exchange Commission ("SEC"), including the Company's periodic and current reports on Form 10-K, Form 10-Q and Form 8-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington DC 20549. Information about the SEC's Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. All reports and information electronically filed by Aehr Test with the SEC may also be obtained on the SEC's website (http://www.sec.gov).

INDUSTRY BACKGROUND

Semiconductor manufacturing is a complex, multi-step process and defects or weaknesses that may result in the failure of an IC may be introduced at any process step. Failures may occur immediately or at any time during the operating life of an IC, sometimes after several months of normal use. Semiconductor manufacturers rely on testing and reliability screening to detect failures that occur during the manufacturing process.

Testing and reliability screening involves multiple steps. The first set of tests is typically performed by IC manufacturers before the processed semiconductor wafer is cut into individual die, to avoid the cost of packaging defective die into their packages. After the die are packaged and before they undergo reliability screening, a short test is typically performed to detect packaging defects. Most leading-edge microprocessors, microcontrollers, digital signal processors, and memory ICs then undergo an extensive reliability screening and stress testing procedure known as "burn-in." The burn-in process screens for early failures by operating the IC at elevated voltages and temperatures, up to 150 degrees Celsius (302 degrees Fahrenheit), for periods typically ranging from 8 to 48 hours. A burn-in system can process thousands of ICs simultaneously. After burn-in, the ICs undergo a final test process using automatic test equipment ("testers"). Traditional memory testers can test up to 512 ICs simultaneously and perform a variety of tests at multiple temperatures.

PRODUCTS

The Company manufactures and markets massively parallel test systems, monitored burn-in systems, full wafer contact systems, die carriers, test fixtures and related accessories.

All of the Company's systems are modular, allowing them to be configured with optional features to meet customer requirements. Systems can be configured for use in production applications, where capacity, throughput and price are most important, or for reliability engineering and quality assurance applications, where performance and flexibility, such as extended temperature ranges, are essential.

MONITORED BURN-IN SYSTEMS

The MAX3 system, introduced in fiscal 1999, is designed for monitored burn-in of memory and logic devices. It has 96 channels, holds 64 burn-in boards ("BIBs"), each of which may hold up to 350 or more devices, resulting in a system capacity of up to 22,400 or more devices and handles the latest low voltage ICs. The MAX3 also has extended stored test program capability for more complete exercise and output monitoring of complex logic devices such as digital signal processors. The output monitor feature allows the MAX3 to perform functional tests of devices and it also supports built-in self-test ("BIST") or other scan features. The MAX4 system was introduced in 2001. Like the MAX3, it offers 96 channels and output monitoring; however, the MAX4 further extends the capabilities of the MAX3. The MAX4 is targeted at devices which require better voltage accuracy and higher current. It can provide up to 227 amps of current per BIB position. All MAX systems feature multi-tasking Windows XP-based software which includes lot tracking and reporting software that are needed for production and military applications. This monitored burn-in systems product category accounted for approximately 38%, 56% and 30% of the Company's net sales in fiscal 2007, 2006 and 2005, respectively.

FULL WAFER CONTACT SYSTEMS

The FOX-14 full wafer contact burn-in and parallel test system, introduced in July 2001, is designed to make contact with all pads of a wafer simultaneously, thus enabling full wafer burn-in and parallel test of up to 14 wafers at a time. One of the key features of the FOX system is the patented WaferPak™ cartridge system. This unique design is intended to accommodate a wide range of contactor technologies. Wafer-level burn-in and test enables lower cost production of Known-Good Die ("KGD") for multichip modules and systems-in-a-package.

The FOX-1 full wafer parallel test system, introduced in June 2005, is designed for massively parallel test. The FOX-1 system is designed to make electrical contact to and test all of the die on a wafer in a single touchdown. The FOX-1 WaferPak cartridge incorporates similar probe technologies as the FOX-14 WaferPak cartridge. The FOX-1 test head and contactor are compatible with industry-standard 300 mm wafer probers which provide the wafer handling and alignment automation for the FOX-1 system. The FOX-1 pattern generator is designed to functionally test industry-standard memories such as flash and DRAMs, plus it is optimized to test memory or logic ICs that incorporate design for testability ("DFT") and BIST. The FOX-1 pin electronics and per-device power supplies are tailored to full-wafer functional test. The Company believes that the FOX-1 system can significantly reduce the cost of testing IC wafers. This full wafer contact systems product category accounted for approximately 39% of the Company's net sales in fiscal 2007.

MASSIVELY PARALLEL TEST SYSTEM

The MTX massively parallel test system is designed to reduce the cost of memory testing by processing thousands of memory devices simultaneously, including flash memories, DRAMs and other memories. The MTX system can perform a significant number of tests usually performed by traditional memory testers, including pattern sensitivity tests, functional tests, data retention tests and refresh tests. The Company estimates that transferring these tests from traditional memory testers to the MTX system can reduce the time that a memory device must be tested by a traditional memory tester by up to 70%, thereby reducing the required number of memory testers and, consequently, reducing capital and operating costs.

The MTX system consists of several subsystems: pattern generation and test electronics, control software, network interface and environmental chamber. The MTX system has an algorithmic test pattern generator which allows it to duplicate most of the tests performed by a traditional memory tester. Pin electronics at each performance test board ("PTB") position are designed to provide accurate signals to the memory ICs being tested and detect whether a device is failing the test.

Devices being tested are placed on PTBs and loaded into environmental chambers which typically operate at temperatures from 25 degrees Celsius (77 degrees Fahrenheit) up to 150 degrees Celsius (302 degrees Fahrenheit) (optional chambers can produce temperatures as low as -55 degrees Celsius (-67 degrees Fahrenheit)). A single PTB can hold up to 416 DDR SDRAMs, and a production chamber holds 30 PTBs, resulting in up to 12,480 DDR SDRAMs being tested in a single system. This massively parallel test system product category accounted for approximately 29% and 40% of the Company's net sales in fiscal 2006 and 2005, respectively.

DIEPAK CARRIERS

The Company's DiePak product line includes a family of reusable, temporary die carriers and associated sockets which enable the test and burn-in of bare die using the same test and burn-in systems used for packaged ICs. DiePak carriers offer cost-effective solutions for providing KGD for most types of ICs, including memory, microcontroller and microprocessor devices. The DiePak carrier was introduced in fiscal 1995. The DiePak carrier consists of an interconnect substrate, which provides an electrical connection between the die pads and the socket contacts, and a mechanical support system. The substrate is customized for each IC product. The DiePak carrier comes in several different versions, designed to handle ICs ranging from 54 pin-count memories up to 320 pin-count microprocessors. A new lower cost 54/66 pin DiePak solution was introduced in July 2004.

TEST FIXTURES

The Company sells, and licenses others to manufacture and sell, custom-designed test fixtures for its systems. The test fixtures include performance test boards for use with the MTX massively parallel test system and burn-in boards for the MAX monitored burn-in system. These test fixtures hold the devices undergoing test or burn-in and electrically connect the devices under test to the system electronics. The capacity of each test fixture depends on the type of device being tested or burned-in, ranging from several hundred in memory production to as few as eight for high pin-count complex ASIC or microprocessor devices. Test fixtures are sold both with new Aehr Test systems and for use with the Company's installed base of systems. It also manufactures and sells test contactors for the FOX full-wafer contact parallel test and burn-in systems. Due to the challenge of making contact with and testing all the die on a semiconductor wafer, the FOX test contactors are the most complex of the test fixtures. In turn, PTBs are substantially more complex than BIBs, due to the advanced test requirements of the MTX system. The Company has received patents or applied for patents on certain features of the PTB, FOX and MAX4 test fixtures. The Company has licensed or authorized several other companies to provide PTBs and MAX4 BIBs from which the Company receives royalties. Royalties were less than 5% of net sales in fiscal 2007, 2006 and 2005.

CUSTOMERS

The Company markets and sells its products throughout the world to semiconductor manufacturers, semiconductor contract assemblers, electronics manufacturers and burn-in and test service companies.

Sales to the Company's five largest customers accounted for approximately 75.8%, 82.9%, and 73.1% of its net sales in fiscal 2007, 2006 and 2005, respectively. During fiscal 2007, Spansion Inc. and Texas Instruments Incorporated accounted for 39.2% and 22.9% of the Company's net sales, respectively. During fiscal 2006, Texas Instruments Incorporated and Spansion Inc. accounted for 47.9% and 24.9% of the Company's net sales, respectively. During fiscal 2005, Spansion Inc. and Texas Instruments Incorporated accounted for 43.1% and 16.9% of the Company's net sales, respectively. No other customers represented more than 10% of the Company's net sales for any of these periods. The Company expects that sales of its products to a limited number of customers will continue to account for a high percentage of net sales for the foreseeable future. In addition, sales to particular customers may fluctuate significantly from quarter to quarter. Such fluctuations may result in changes in utilization of the Company's facilities and resources. The loss of or reduction or delay in orders from a significant customer, or a delay in collecting or failure to collect accounts receivable from a significant customer could adversely affect the Company's business, financial condition and operating results.

MARKETING, SALES AND CUSTOMER SUPPORT

The Company has sales and service operations in the United States, Japan, Germany and Taiwan, and has established a network of distributors and sales representatives in certain key parts of the world. See "OVERVIEW" in Item 7 under "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further discussion of the Company's relationship with distributors, and its effects on revenue recognition.

The Company's customer service and support program includes system installation, system repair, applications engineering support, spare parts inventories, customer training, and documentation. The Company has both applications engineering and field service personnel located at the corporate headquarters in Fremont, California and at the Company's subsidiaries in Japan, Germany and Taiwan. The Company's distributors provide applications and field service support in other parts of the world. The Company customarily provides a warranty on its products. The Company offers service contracts on its systems directly and through its subsidiaries, distributors, and representatives.

BACKLOG

As of May 31, 2007 and 2006, the Company's backlog was $21.3 million and $12.5 million, respectively. The increase in backlog was primarily the result of an increase in orders of the Company's FOX-1 full wafer parallel tester and WaferPak contactors. The Company's backlog consists of product orders for which confirmed purchase orders have been received and which are scheduled for shipment within 12 months. At May 31, 2006, the Company's backlog included a product development order and a prototype system totaling $1.1 million. Most orders are subject to rescheduling or cancellation by the customer with limited penalties. Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments or development projects, the Company's backlog as of a particular date may not be indicative of net sales for any succeeding period.

RESEARCH AND PRODUCT DEVELOPMENT

The Company historically has devoted a significant portion of its financial resources to research and development programs and expects to continue to allocate significant resources to these efforts. The Company's research and development expenses during fiscal 2007, 2006 and 2005 were approximately $6.3 million, $4.3 million and $4.0 million, respectively.

The Company conducts ongoing research and development to design new products and to support and enhance existing product lines. Building upon the expertise gained in the development of its existing products, the Company has developed the FOX family of systems for performing test and burn-in of entire processed wafers, rather than individual die or packaged parts. The Company is currently developing capability and performance enhancements to the MTX, MAX and FOX systems for future generation ICs.

MANUFACTURING

The Company assembles its products from components and parts manufactured by others, including environmental chambers, power supplies, metal fabrications, printed circuit assemblies, ICs, burn-in sockets, high-density interconnects, wafer contactors and interconnect substrates. Final assembly and testing are performed within the Company's facilities. The Company's strategy is to use in-house manufacturing only when necessary to protect a proprietary process or if a significant improvement in quality, cost or lead time can be achieved. The Company's principal manufacturing facility is located in Fremont, California. The Company's Tokyo, Japan and Utting, Germany facilities provide limited manufacturing and product customization.

The Company relies on subcontractors to manufacture many of the components or subassemblies used in its products. The Company's MTX, MAX and FOX systems and DiePak carriers contain several components, including environmental chambers, power supplies, high-density interconnects, wafer contactors, signal distribution substrates and certain ICs, which are currently supplied by only one or a limited number of suppliers. The Company's reliance on subcontractors and single source suppliers involves a number of significant risks, including the loss of control over the manufacturing process, the potential absence of adequate capacity and reduced control over delivery schedules, manufacturing yields, quality and costs. In the event that any significant subcontractor or single source supplier becomes unable or unwilling to continue to manufacture subassemblies, components or parts in required volumes, the Company will have to identify and qualify acceptable replacements. The process of qualifying subcontractors and suppliers could be lengthy, and no assurance can be given that any additional sources would be available to the Company on a timely basis. Any delay, interruption or termination of a supplier relationship could have a material adverse effect on the Company's business, financial condition and operating results.

COMPETITION

The semiconductor equipment industry is intensely competitive. Significant competitive factors in the semiconductor equipment market include price, technical capabilities, quality, flexibility, automation, cost of ownership, reliability, throughput, product availability and customer service. In each of the markets it serves, the Company faces competition from established competitors and potential new entrants, many of which have greater financial, engineering, manufacturing and marketing resources than the Company.

The MTX system faces intense competition from burn-in system suppliers and traditional memory tester suppliers because the Company's MTX system performs burn-in and many of the functional tests performed by memory testers. The market for burn-in systems is highly fragmented, with many domestic and international suppliers. Some users of such systems, such as independent test labs, build their own burn-in systems, while others, particularly large IC manufacturers in Asia, acquire burn-in systems from captive or affiliated suppliers. Competing suppliers of burn-in and functional test systems include Advantest Corporation and Dong-Il Corporation.

The Company's MAX monitored burn-in systems have faced and are expected to continue to face increasingly severe competition, especially from several regional, low-cost manufacturers and from systems manufacturers that offer higher power dissipation per device under test.

The Company's FOX full wafer contact system is expected to face competition from larger systems manufacturers that have sufficient technological know-how and manufacturing capability. Competing suppliers of full wafer contact systems include Matsushita Electric Industrial Co., Ltd. and Delta V Instruments, Incorporated.

The Company expects that its DiePak products will face significant competition. The Company believes that several companies have developed or are developing products which are intended to enable test and burn-in of bare die. As the bare die market develops, the Company expects that other competitors will emerge. The DiePak products also face severe competition from other alternative test solutions. The Company expects that the primary competitive factors in this market will be cost, performance, reliability and assured supply. Competing suppliers of DiePak products include Yamaichi Electronics Co., Ltd.

The Company's test fixture products face numerous regional competitors. There are limited barriers to entry into the burn-in board market, and as a result, many companies design and manufacture burn-in boards, including BIBs for use with the Company's MAX system. The Company has granted royalty-bearing licenses to several companies to make performance test boards for use with the Company's MTX systems and BIBs for use with the Company's MAX4 systems, in order to assure customers of a second source of supply, and the Company may grant additional licenses as well. Sales of PTBs and MAX4 BIBs by licensees result in royalties to the Company.

The Company expects its competitors to continue to improve the performance of their current products and to introduce new products with improved price and performance characteristics. New product introductions by the Company's competitors or by new market entrants could cause a decline in sales or loss of market acceptance of the Company's products. The Company has observed price competition in the systems market, particularly with respect to its less advanced products. Increased competitive pressure could also lead to intensified price-based competition, resulting in lower prices which could adversely affect the Company's operating margins and results. The Company believes that to remain competitive it must invest significant financial resources in new product development and expand its customer service and support worldwide. There can be no assurance that the Company will be able to compete successfully in the future.

PROPRIETARY RIGHTS

The Company relies primarily on the technical and creative ability of its personnel, its proprietary software, and trade secrets and copyright protection, rather than on patents, to maintain its competitive position. The Company's proprietary software is copyrighted and licensed to the Company's customers. The Company currently holds twenty-one issued United States patents with expiration date ranges from 2012 to 2024 and has several additional United States patent applications and foreign patent applications pending. One issued patent covers the method used to connect performance test boards with the MTX system; another covers the method used to connect burn-in boards with the MAX4 system. The Company currently has one United States trademark registration.

The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will issue from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. Also, there can be no assurance that the Company will have the financial resources to defend the patents from infringement or claims of invalidity.

There are currently no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggest the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all.

EMPLOYEES

As of July 31, 2007, the Company, its two foreign subsidiaries and one branch office employed 108 persons collectively, on a full-time basis, of whom 30 were engaged in research, development, and related engineering, 32 were engaged in manufacturing, 33 were engaged in marketing, sales, and customer support, and 13 were engaged in general administration and finance functions. The Company has 12 customer support personnel in the Philippines and China that it hired through local third-party firms, to reduce the administrative burdens and expenses of the Company. These individuals are reported to local government agencies as employees of the third party firm. In addition, the Company from time to time employs a number of part-time employees and contractors, particularly in manufacturing. The Company's success is in part dependent on its ability to attract and retain highly skilled workers, who are in high demand. None of the Company's employees are represented by a union and the Company has never experienced a work stoppage. Management considers its relations with its employees to be good.

GEOGRAPHIC AREAS

The Company operates in several geographic areas. Selected financial information is included in Part II, Item 8, Note 13 "Segment Information" and certain risks related to such operations are discussed in Part I, Item 1A, under the heading "Dependence on International Sales and Operations."

Item 1A. Risk Factors

You should carefully consider the risks described below before making an investment decision. The Company believes that the risks and uncertainties described below are the principal material risks facing Aehr Test as of the date of this Form 10-K. In the future, the Company may become subject to additional risks that are not currently known to the Company. If any of the following risks actually occur, the Company's business, financial condition and operating results could be seriously harmed. As a result, the trading price of the Company's common stock could decline, and you could lose all or part of the value of your investment.

FLUCTUATIONS IN OPERATING RESULTS. The Company has experienced and expects to continue to experience significant fluctuations in its quarterly and annual operating results. During fiscal 2007, 2006 and 2005, quarterly net sales have been as low as $2.1 million and as high as $8.3 million, and gross margins for quarterly net sales have fluctuated between 18.0% and 58.3%. The Company's future operating results will depend upon a variety of factors, including sales volume, the timing of significant orders, the mix of products sold, changes in pricing by the Company, its competitors, customers or suppliers, the length of sales cycles for the Company's products, timing of new product announcements and releases by the Company and its competitors, market acceptance of new products and enhanced versions of the Company's products, capital spending patterns by customers, manufacturing inefficiencies associated with new product introductions by the Company, the Company's ability to produce systems and products in volume and meet customer requirements, product returns and customer acceptance of product shipments, volatility in the Company's targeted markets, political and economic instability, natural disasters, regulatory changes, possible disruptions caused by expanding existing facilities or moving into new facilities, expenses associated with acquisitions and alliances, and various competitive factors, including price-based competition, competition from vendors employing other technologies, and the amount of products sold under volume purchase arrangements, which tend to have lower selling prices. Accordingly, past performance may not be indicative of future performance.

DEPENDENCE ON TIMING AND SIZE OF SALES ORDERS AND SHIPMENT. The Company derives a substantial portion of its revenues from the sale of a relatively small number of systems which typically range in purchase price from approximately $300,000 to over $1 million per system. As a result, the loss or deferral of a limited number of system sales could have a material adverse effect on the Company's net sales and operating results in a particular period. All customer purchase orders are subject to cancellation or rescheduling by the customer with limited penalties, and, therefore, backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. From time to time, cancellations and rescheduling of customer orders have occurred, and delays by the Company's suppliers in providing components or subassemblies to the Company have caused delays in the Company's shipments of its own products. There can be no assurance that the Company will not be materially adversely affected by future cancellations and rescheduling. A substantial portion of net sales typically are realized near the end of each quarter. A delay or reduction in shipments near the end of a particular quarter, due, for example, to unanticipated shipment rescheduling, cancellations or deferrals by customers, customer credit issues, unexpected manufacturing difficulties experienced by the Company, or delays in deliveries by suppliers, could cause net sales in a particular quarter to fall significantly below the Company's expectations. As the Company incurs expenses in anticipation of future sales levels, the Company's results of operations may be adversely affected if such sales levels are not achieved.

DEPENDENCE ON MARKET ACCEPTANCE OF FOX SYSTEM. A principal element of the Company's business strategy is to capture an increasing share of the test equipment market through sales of its FOX wafer-level test and burn-in system. The FOX system is newly designed to simultaneously burn-in and functionally test all of the die on a wafer. The market for the FOX systems is in the very early stages of development. The FOX-14 full wafer contact burn-in and parallel test system was introduced in July 2001 and the FOX-1 full wafer parallel test system was introduced in June 2005. The Company's strategy depends, in part, upon its ability to persuade potential customers that the FOX system can successfully contact and functionally test all of the die on a wafer simultaneously, and that this method of testing is cost-effective for the customer. There can be no assurance that the Company's strategy will be successful. The failure of the FOX system to achieve market acceptance would have a material adverse effect on the Company's future operating results and long-term prospects. The Company's stock price may also decline.

Market acceptance of the FOX system is subject to a number of risks. The Company must complete development of the FOX system and the manufacturing processes used to build it. Before a customer will incorporate the FOX system into a production line, lengthy qualification and correlation tests must be performed. The Company anticipates that potential customers may be reluctant to change their procedures in order to transfer burn-in and test functions to the FOX system. Initial purchases are expected to be limited to systems used for these qualifications and for engineering studies. Market acceptance of the FOX system also may be affected by a reluctance of IC manufacturers to rely on relatively small suppliers such as the Company. As is common with new complex products incorporating leading-edge technologies, the Company may encounter reliability, design and manufacturing issues as it begins volume production and initial installations of FOX systems at customer sites. While the Company places a high priority on addressing these issues as they arise, there can be no assurance that they can be resolved to the customer's satisfaction or that the resolution of such problems will not cause the Company to incur significant development costs or warranty expenses or to lose significant sales opportunities.

DEPENDENCE ON MARKET ACCEPTANCE OF MTX SYSTEM. One element of the Company's business strategy is to capture an increasing share of the memory test equipment market through sales of the MTX massively parallel test system. The MTX is designed to perform both burn-in and many of the final test functions currently performed by high-cost memory testers. The Company's strategy depends, in part, upon its ability to persuade potential customers that the MTX system can successfully perform a significant portion of such final test functions and that transferring such tests to MTX systems will reduce their overall capital and test costs. There can be no assurance that the Company's strategy will be successful. The failure of the MTX system to achieve market acceptance would have a material adverse effect on the Company's business, financial condition and operating results.

Market acceptance of the MTX system is subject to a number of risks. Through the end of fiscal 2007, several companies purchased evaluation units of the MTX system, but only four customers have purchased production quantities. There are no long-term volume purchase commitments with any of these customers. There can be no assurance that these customers will again purchase MTX systems for their production facilities. Since most potential customers have successfully relied on memory testers for many years and their personnel understand the use and maintenance of such systems, the Company anticipates that they may be reluctant to change their procedures in order to transfer test functions to the MTX system. Before a customer will transfer test functions to the MTX, the test programs must be translated for use with the MTX system and lengthy correlation tests must be performed. Correlation testing may take up to six months or more. Furthermore, MTX system sales are expected to be primarily limited to new facilities and to existing facilities being upgraded to accommodate new product generations, such as the transition to new memory technologies, including newer generation flash memories, the Double Data Rate DRAMs, and DDR II DRAMs. Construction of new facilities and upgrades of existing facilities have in some cases been delayed or canceled during periodic semiconductor industry downturns. Other companies have purchased MTX systems which are being used only in quality assurance and engineering applications. Market acceptance of the MTX system may also be affected by a reluctance of IC manufacturers to rely on relatively small suppliers such as the Company.

LIMITED MARKET FOR BURN-IN SYSTEMS. Historically, a substantial portion of the Company's net sales were derived from the sale of burn-in systems. Management believes that the market for burn-in systems is mature and does not expect to have significant long-term growth. In general, process control improvements in the semiconductor industry have tended to reduce burn-in times. In addition, as a given IC product generation matures and yields increase, the required burn-in time may be reduced or eliminated. IC manufacturers, which historically have been the Company's primary customer base, increasingly outsource test and burn-in to independent test labs which often build their own systems. There can be no assurance that the market for burn-in systems will grow, and sales of the Company's burn-in products could decline.

LENGTHY SALES CYCLE. Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to increase manufacturing capacity or to restructure current manufacturing facilities, either of which typically involve a significant commitment of capital. In addition, the approval process for FOX and MTX system and DiePak carrier sales may require lengthy qualification and correlation testing. In view of the significant investment or strategic issues that may be involved in a decision to purchase FOX and MTX systems or DiePak carriers, the Company may experience delays following initial qualification of the Company's systems as a result of delays in a customer's approval process. For these reasons, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management effort in securing a sale. Lengthy sales cycles subject the Company to a number of significant risks, including inventory obsolescence and fluctuations in operating results, over which the Company has little or no control. The loss of individual orders due to the lengthy sales and evaluation cycle, or delays in the sale of even a limited number of systems could have a material adverse effect on the Company's business, operating results and financial condition and, in particular, could contribute to significant fluctuations in operating results on a quarterly basis.

DEPENDENCE ON INTERNATIONAL SALES AND OPERATIONS. Approximately 42.4%, 85.0% and 81.2% of the Company's net sales for fiscal 2007, 2006 and 2005, respectively, were attributable to sales to customers for delivery outside of the United States. The Company operates sales, service and limited manufacturing organizations in Japan and Germany and a sales and support organization in Taiwan. The Company expects that sales of products for delivery outside of the United States will continue to represent a substantial portion of its future revenues. The future performance of the Company will depend, in significant part, upon its ability to continue to compete in foreign markets which in turn will depend, in part, upon a continuation of current trade relations between the United States and foreign countries in which semiconductor manufacturers or assemblers have operations. A change toward more protectionist trade legislation in either the United States or such foreign countries, such as a change in the current tariff structures, export compliance or other trade policies, could adversely affect the Company's ability to sell its products in foreign markets. In addition, the Company is subject to other risks associated with doing business internationally, including longer receivable collection periods and greater difficulty in accounts receivable collection, the burden of complying with a variety of foreign laws, difficulty in staffing and managing global operations, risks of civil disturbance or other events which may limit or disrupt markets, international exchange restrictions, changing political conditions and monetary policies of foreign governments.

A substantial portion of the Company's net sales has been in Asia. Turmoil in the Asian financial markets has resulted, and may result in the future, in dramatic currency devaluations, stock market declines, restriction of available credit and general financial weakness. In addition, flash, DRAM, and other memory device prices in Asia have recently declined dramatically, and will likely do so again in the future. These developments may affect the Company in several ways. The Company believes that many international semiconductor manufacturers limited their capital spending in fiscal years 2003 and 2002, and that the uncertainty of the memory market may cause some manufacturers in the future to again delay capital spending plans. The economic conditions in Asia may also affect the ability of the Company's customers to meet their payment obligations, resulting in cancellations or deferrals of existing orders and the limitation of additional orders. In addition, Asian governments have subsidized some portion of fabrication construction. Financial turmoil may reduce these governments' willingness to continue such subsidies. Such developments could have a material adverse affect on the Company's business, financial condition and results of operations.

Because a substantial portion of the Company's net sales is from sales of products for delivery outside the United States, an increase in the value of the U.S. Dollar relative to foreign currencies would increase the cost of the Company's products compared to products sold by local companies in such markets. Approximately 92.0%, 5.7% and 2.3% of the Company's net sales for fiscal 2007 were denominated in U.S. Dollars, Japanese Yen and Euros. Although a large percentage of net sales to European customers is denominated in U.S. Dollars, substantially all sales to Japanese customers are denominated in Yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the Yen-U.S. Dollar exchange rate during the lengthy period from the date a purchase order is received until payment is made. This exchange rate risk is partially offset to the extent the Company's Japanese subsidiary incurs expenses payable in Yen. To date, the Company has not invested in instruments designed to hedge currency risks. In addition, the Company's Japanese subsidiary typically carries debt or other obligations due to the Company that may be denominated in either Yen or U.S. Dollars.

A substantial portion of the world's manufacturers of memory devices are in South Korea, Japan, Taiwan and China, and growth in the Company's net sales depends in large part upon its ability to penetrate these markets. Both the South Korean and Japanese markets are difficult for foreign companies to penetrate. The Company has served the Japanese market through its Japanese subsidiary, which has experienced limited success and has incurred operating losses in recent years through fiscal 2006. Sales into South Korea have not been significant in recent years. Taiwan and China represent an increasingly important portion of the memory manufacturer market. The Company established a support organization in Taiwan in fiscal 2001 and subsequently added a sales function. The lack of local manufacturing may impede the Company's efforts to develop the Japanese, South Korean, Taiwanese and Chinese markets. There can be no assurance that the Company's efforts in Japan, South Korea, Taiwan or China will be successful or that the Company will be able to achieve and sustain significant sales to, or be able to successfully compete in, these markets.

RAPID TECHNOLOGICAL CHANGE; IMPORTANCE OF TIMELY PRODUCT INTRODUCTION. The semiconductor equipment industry is subject to rapid technological change and new product introductions and enhancements. The Company's ability to remain competitive will depend in part upon its ability to develop new products and to introduce these products at competitive prices and on a timely and cost-effective basis. The Company's success in developing new and enhanced products depends upon a variety of factors, including product selection, timely and efficient completion of product design, timely and efficient implementation of manufacturing and assembly processes, product performance in the field and effective sales and marketing. Because new product development commitments must be made well in advance of sales, new product decisions must anticipate both future demand and the technology that will be available to supply that demand. Furthermore, introductions of new and complex products typically involve a period in which design, engineering and reliability issues are identified and addressed by the Company and its suppliers. This process in the past required and in the future is likely to require the Company to incur unreimbursed engineering expenses, and from time to time to experience warranty claims or product returns. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products that satisfy market demand. Any such failure would materially and adversely affect the Company's business, financial condition and results of operations.

Because of the complexity of the Company's products, significant delays can occur between a product's introduction and the commencement of volume production of such product. The Company has experienced, from time to time, significant delays in the introduction of, and technical and manufacturing difficulties with, certain of its products and may experience delays and technical and manufacturing difficulties in future introductions or volume production of new products. The Company's inability to complete new product development, or to manufacture and ship products in volume and in time to meet customer requirements would materially adversely affect the Company's business, financial condition and results of operations.

As is common with new complex and software-intensive products, the Company has encountered reliability, design and manufacturing issues as it began volume production and initial installations of certain products at customer sites. The Company places a high priority on addressing these issues as they arise. Certain of these issues in the past have been related to components and subsystems supplied to the Company by third parties which have in some cases limited the ability of the Company to address such issues promptly. In the early stages of product development, there can be no assurance that reliability, design and manufacturing issues will not be discovered or, that if such issues arise, they can be resolved to the customers' satisfaction or that the resolution of such problems will not cause the Company to incur significant development costs or warranty expenses or to lose significant sales opportunities.

Future improvements in semiconductor design and manufacturing technology may reduce or eliminate the need for the Company's products. For example, the introduction of viable wafer-level test and burn-in systems, improvements in BIST technology, and improvements in conventional test systems, such as reduced cost or increased throughput, may significantly reduce or eliminate the market for one or more of the Company's products. If the Company is not able to improve its products or develop new products or technologies quickly enough to maintain a competitive position in its markets, the Company may not be able to grow its business.

CYCLICALITY OF SEMICONDUCTOR INDUSTRY AND CUSTOMER PURCHASES; RISK OF CANCELLATIONS AND RESCHEDULINGS. The Company's operating results depend primarily upon the capital expenditures of semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide, which in turn depend on the current and anticipated market demand for ICs and products utilizing ICs. The semiconductor and semiconductor equipment industries in general, and the market for flash memories, DRAMs and other memory devices in particular, historically have been highly volatile and have experienced periodic downturns and slowdowns, which have had severe negative effects on the semiconductor industry's demand for semiconductor capital equipment, including test and burn-in systems manufactured and marketed by the Company. These downturns and slowdowns have adversely affected the Company's operating results in the past. In addition, the purchasing patterns of the Company's customers are also highly cyclical because most customers purchase the Company's products for use in new production facilities or for upgrading existing test lines for the introduction of next generation products. Construction of new facilities and upgrades of existing facilities have in some cases been delayed or canceled during the most recent semiconductor industry downturn. A large portion of the Company's net sales are attributable to a few customers and therefore a reduction in purchases by one or more customers could materially adversely affect the Company's financial results. There can be no assurance that the semiconductor industry will grow in the future at the same rates as it has grown historically. Any downturn or slowdown in the semiconductor industry would have a material adverse effect on the Company's business, financial condition and operating results. In addition, the need to maintain investment in research and development and to maintain customer service and support will limit the Company's ability to reduce its expenses in response to any such downturn or slowdown period.

The semiconductor equipment manufacturing industry has historically been subject to a relatively high rate of purchase order cancellation by customers as compared to other high technology industry sectors. Manufacturing companies that are the customers of semiconductor equipment companies frequently revise, postpone and cancel capital facility expansion plans. In such cases, semiconductor equipment companies may experience a significant rate of cancellations and reschedulings of purchase orders. There can be no assurance that the Company will not be materially adversely affected by future cancellations and reschedulings.

POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Company's common stock has been, and may continue to be, extremely volatile. The Company believes that factors such as announcements of developments related to the Company's business, fluctuations in the Company's operating results, failure to meet securities analysts' expectations, general conditions in the semiconductor and semiconductor equipment industries and the worldwide economy, announcement of technological innovations, new systems or product enhancements by the Company or its competitors, fluctuations in the level of cooperative development funding, acquisitions, changes in governmental regulations, developments in patents or other intellectual property rights and changes in the Company's relationships with customers and suppliers could cause the price of the Company's common stock to fluctuate substantially. In addition, in recent years the stock market in general, and the market for small capitalization and high technology stocks in particular, has experienced extreme price fluctuations which have often been unrelated to the operating performance of affected companies. Such fluctuations could adversely affect the market price of the Company's common stock.

MANAGEMENT OF CHANGING BUSINESS. If the Company is to be successful, it must expand its operations. Such expansion will place a significant strain on the Company's administrative, operational and financial resources. Further, such expansion will result in a continuing increase in the responsibility placed upon management personnel and will require development or enhancement of operational, managerial and financial systems and controls. If the Company is unable to manage the expansion of its operations effectively, the Company's business, financial condition and operating results will be materially and adversely affected.

DEPENDENCE ON KEY PERSONNEL; ABILITY TO ATTRACT AND RETAIN SKILLED PERSONNEL. The Company's success depends to a significant extent upon the continued service of Rhea Posedel, its Chief Executive Officer, as well as other executive officers and key employees. The Company does not maintain key person life insurance for its benefit on any of its personnel, and none of the Company's employees is subject to a non-competition agreement with the Company. The loss of the services of any of its executive officers or a group of key employees could have a material adverse effect on the Company's business, financial condition and operating results. The Company's future success will depend in significant part upon its ability to attract and retain highly skilled technical, management, sales and marketing personnel. There is a limited number of personnel with the requisite skills to serve in these positions, and it has become increasingly difficult for the Company to hire such personnel. Competition for such personnel in the semiconductor equipment industry is intense, and there can be no assurance that the Company will be successful in attracting or retaining such personnel. The Company's inability to attract and retain the executive management and other key personnel it requires will limit its ability to expand its business and would have a material adverse effect on the Company's business, financial condition and operating results.

INTELLECTUAL PROPERTY PROTECTION AND INFRINGEMENT. The Company's ability to compete successfully is dependent in part upon its ability to protect its proprietary technology and information. Although the Company attempts to protect its proprietary technology through patents, copyrights, trade secrets and other measures, there can be no assurance that these measures will be adequate or that competitors will not be able to develop similar technology independently. These competitors would then be able to offer services and develop, manufacture and sell products, which compete directly with the Company's services and products. In that case, the Company's revenues and operating results could decline.

Further, there can be no assurance that claims allowed on any patent issued to the Company will be sufficiently broad to protect the Company's technology, that any patent will issue from any pending application or that foreign intellectual property laws will protect the Company's intellectual property. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the U.S., and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and processes allowing for meaningfully defending intellectual property rights. If the Company does not adequately protect its intellectual property, competitors may be able to practice the Company's technologies and erode the Company's competitive advantage, and the Company's business and operating results could be harmed.

Litigation may be necessary to enforce or determine the validity and scope of the Company's proprietary rights, and there can be no assurance that the Company's intellectual property rights, if challenged, will be upheld as valid. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on the Company's business, financial condition and operating results, regardless of the outcome of the litigation. In addition, there can be no assurance that any of the patents issued to the Company will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide competitive advantages to the Company. The Company will be able to protect its proprietary rights from unauthorized use by third parties only to the extent that the Company's proprietary technologies are covered by valid and enforceable patents or are effectively maintained trade secrets.

There are no pending claims against the Company regarding infringement of any patents or other intellectual property rights of others. However, the Company may receive, in the future, communications from third parties asserting intellectual property claims against the Company. Such claims could include assertions that the Company's products infringe, or may infringe, the proprietary rights of third parties, requests for indemnification against such infringement or suggestions that the Company may be interested in acquiring a license from such third parties. There can be no assurance that any such claim made in the future will not result in litigation, which could involve significant expense to the Company, and, if the Company is required or deems it appropriate to obtain a license relating to one or more products or technologies, there can be no assurance that the Company would be able to do so on commercially reasonable terms, or at all.

ENVIRONMENTAL REGULATIONS. Federal, state and local regulations impose various controls on the use, storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used in the Company's operations. The Company believes that its activities conform in all material respects to current environmental and land use regulations applicable to its operations and its current facilities and that it has obtained environmental permits necessary to conduct its business. Nevertheless, the failure to comply with current or future regulations could result in substantial fines being imposed on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. Such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to control the use, disposal or storage of, or adequately restrict the discharge of, hazardous or toxic substances could subject the Company to significant liabilities.

MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY

The directors of the Company are elected annually. The executive officers of the Company serve with no specific term of office. The executive officers and directors of the Company are as follows:

Name of Executive Officer	Age	Positions with the Company
Rhea J. Posedel	65	Chief Executive Officer and Chairman of the Board of Directors
Gary L. Larson	57	Vice President of Finance and Chief Financial Officer
Carl N. Buck	55	Vice President of Marketing and Contactor Business Group
Joel Bustos	54	Vice President of Operations
David S. Hendrickson	50	Vice President of Engineering
Gregory M. Perkins	53	Vice President of Worldwide Sales and Service
Kunio Sano	51	President, Aehr Test Systems Japan K.K.
Robert R. Anderson (1)(2)	69	Director
William W. R. Elder (1)(2)(3)	68	Director
Mukesh Patel (1)(3)	49	Director
Mario M. Rosati	61	Director and Secretary

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Nominating and Governance Committee.

RHEA J. POSEDEL is a founder of the Company and has served as Chief Executive Officer and Chairman of the Board of Directors since its inception in 1977. From the Company's inception through May 2000, Mr. Posedel also served as President. Prior to founding the Company, Mr. Posedel held various project engineering and engineering managerial positions at Lockheed Martin Corporation (formerly Lockheed Missile & Space Corporation), Ampex Corporation, and Cohu, Inc. He received a B.S. in Electrical Engineering from the University of California, Berkeley, an M.S. in Electrical Engineering from San Jose State University and an M.B.A. from Golden Gate University.

GARY L. LARSON joined the Company in April 1991 as Chief Financial Officer and was elected Vice President of Finance in February 1992. From 1986 to 1990, he served as Chief Financial Officer, and from 1988 to 1990 also as President and Chief Operating Officer, of Nanometrics Incorporated, a manufacturer of measurement and inspection equipment for the semiconductor industry. Mr. Larson received a B.S. in Mathematics/Finance from Harvey Mudd College.

CARL N. BUCK joined the Company as a Product Marketing Manager in 1983 and held various positions until he was elected Vice President of Engineering in November 1992, Vice President of Research and Development Engineering in November 1996, Vice President of Marketing in September 1997, Vice President of Contactor Business Group in May 2002 and Vice President of Marketing and Contactor Business Group in October 2005. From 1978 to 1983, Mr. Buck served as Product Marketing Manager at Intel Corporation, an integrated circuit and microprocessor company. Mr. Buck received a B.S.E.E. from Princeton University, an M.S. in Electrical Engineering from the University of Maryland and an M.B.A. from Stanford University.

JOEL BUSTOS joined the Company as Vice President of Operations in July 2007. From 2002 to 2007, Mr. Bustos served as General Manager of the Global Consumer Business Unit of Celestica Inc., an electronic manufacturing services company. From 1999 to 2002, Mr. Bustos served as a General Manager at Flextronics International Ltd., a leading global provider of electronic manufacturing services. Mr. Bustos received a B.S. in Organizational Behavior from the University of San Francisco.

DAVID S. HENDRICKSON joined the Company as Vice President of Engineering in October 2000. From 1999 to 2000, Mr. Hendrickson served as Platform General Manager, and from 1995 to 1999 as Engineering Director and Software Director, of Siemens Medical (formerly Acuson Corporation), a medical ultrasound products company. From 1990 to 1995, Mr. Hendrickson served as Director of Engineering and Director of Software of Teradyne Inc. (formerly Megatest Corporation), a manufacturer of semiconductor capital equipment. Mr. Hendrickson received a B.S. in Computer Science from Illinois Institute of Technology.

GREGORY M. PERKINS joined the Company as Vice President of Worldwide Sales and Service in June 2004. From 2001 to 2003, Mr. Perkins served as Vice President of North America Customer Operations and then Vice President of North American and European Sales, for Electroglas Corporation, a producer of semiconductor wafer probers. From 1999 to 2001, he served as Vice President of Sales at Advantest America, Inc., a semiconductor tester company, and from 1997 to 1999 as Vice President of Worldwide Sales and Field Operations at LTX Corporation, a semiconductor tester company. From 1978 to 1997, Mr. Perkins held multiple management positions over 19 years with General Electric Company including Senior Vice President of Marketing and Business Development for GE Capital Computer Leasing. Mr. Perkins received a B.S. in Environmental Health Technologies from Quinnipiac University.

KUNIO SANO joined the Company as Vice President, Aehr Test Systems Japan K.K., the Company's subsidiary in Japan, in June 1998 and was elected President, Aehr Test Systems Japan K.K. in January 2001. From 1991 to 1998, he served as Manager of Development Engineering Department at Tokyo Electron Yamanashi Limited, a leading worldwide semiconductor equipment manufacturer. Mr. Sano received a B.S.E.E. from Sagami Institute of Technology in Kanagawa, Japan.

ROBERT R. ANDERSON was appointed to the Company's Board of Directors in October 2000. Mr. Anderson is a private investor. From January 1994 to January 2001, he was Chairman of Silicon Valley Research, Inc., a semiconductor design automation software company, and its Chief Executive Officer from December 1996 to August 1998, and from April 1994 to July 1995. He also served as Chairman of Yield Dynamics, Inc., a private semiconductor process control software company, from October 1998 to October 2000, and as Chief Executive Officer from October 1998 to April 2000. Mr. Anderson co-founded KLA Instruments Corporation, now KLA-Tencor Corporation, a supplier of semiconductor process control systems, in 1975 and served in various capacities including Chief Operating Officer, Chief Financial Officer, Vice Chairman and Chairman before he retired from that company in 1994. Mr. Anderson is Chairman of Aviza Technology, Inc., a semiconductor equipment company, and is a director of MKS Instruments, Inc., a semiconductor components and equipment supplier. He also serves as a director for two private companies.

WILLIAM W. R. ELDER has been a director of the Company since 1989. Dr. Elder was the Chief Executive Officer of Genus, Inc. a semiconductor equipment company, from 1981 to 1996, and then again from 1998 until the company was acquired by AIXTRON AG ("AIXTRON"), and he currently serves as the Chairman of the Silicon Semiconductor Technologies Group and is a member of the Executive Board of AIXTRON. Dr. Elder also serves as a Board Member of Maskless Lithography Inc., a capital equipment start-up company based in San Jose, California. Dr. Elder holds a B.S.I.E. and an honorary Doctorate Degree from the University of Paisley in Scotland.

MUKESH PATEL was appointed to the Company's Board of Directors in June 1999. Mr. Patel is a leading entrepreneur in the Silicon Valley. Mr. Patel was President and Chief Executive Officer of Metta Technology, which he co-founded in 2004, until November 2006, when LSI Logic Corporation acquired it. He founded Sparkolor Corporation, acquired by Intel Corporation in late 2002, and co-founded SMART Modular Technologies, Inc. ("SMART Modular"), a high value added memory products company, acquired by Solectron Corporation in late 1999. Mr. Patel was Vice President and General Manager Memory Product Division of SMART Modular from August 1995 to August 1998 and as Vice President, Engineering from February 1989 to July 1995. Mr. Patel holds a B.S. degree in Engineering with an emphasis in digital electronics from Bombay University, India. Mr. Patel also serves as a Board member for SMART Modular and for several privately-held companies.

MARIO M. ROSATI has been a director of the Company since 1977. He is a member of the law firm Wilson Sonsini Goodrich & Rosati, Professional Corporation which he joined in 1971. Mr. Rosati holds a B.A. from the University of

California, Los Angeles and a J.D. from the University of California, Berkeley, Boalt Hall School of Law. Mr. Rosati is a director of Sanmina-SCI Corporation, an electronics manufacturing services company, Symyx Technologies, Inc., a combinatorial materials science company, and Vivus Inc., a specialty pharmaceutical company, all publicly held companies, as well as several privately-held companies.

DIRECTORS' COMPENSATION AND OTHER ARRANGEMENTS

Rhea J. Posedel, the only inside director of the Company, does not receive any cash compensation for his services as a member of the Board of Directors. Each outside director receives (1) an annual retainer of $15,000, (2) $1,875 for each regular board meeting he attends, and (3) $1,125 for each committee meeting he attends if not held in conjunction with a regular board meeting, in addition to being reimbursed for certain expenses incurred in attending Board and committee meetings. Through fiscal 2006, each outside director could elect to receive an additional stock option grant in lieu of any cash payments throughout the year. In fiscal 2007, that alternative was eliminated. An inside director is a director who is a regular employee of the Company, whereas an outside director is not an employee of the Company. Directors are eligible to participate in the Company's stock option plans. In fiscal 2005, outside directors Robert Anderson, William Elder, Mukesh Patel and Mario Rosati were each granted options to purchase 5,000 shares at $2.89 per share. Additionally, Robert Anderson and Mukesh Patel were each granted options to purchase 12,676 shares at $2.84 per share pursuant to an agreement to take these options in lieu of cash payments throughout the fiscal year. In fiscal 2006, outside directors Robert Anderson, William Elder, Mukesh Patel and Mario Rosati were each granted options to purchase 5,000 shares at $3.66 per share. Additionally, Robert Anderson and Mukesh Patel were each granted options to purchase 14,754 shares at $3.66 per share pursuant to an agreement to take these options in lieu of cash payments throughout the fiscal year. In fiscal 2007, outside directors Robert Anderson, William Elder, Mukesh Patel and Mario Rosati were each granted options to purchase 5,000 shares at $6.07 per share.

The Board of Directors has a Compensation Committee, an Audit Committee and a Nominating and Governance Committee. The Compensation Committee makes recommendations to the Board of Directors regarding executive compensation matters, including decisions relating to salary and bonus and grants of stock options. The Audit Committee approves the appointment of the Company's independent registered public accounting firm, reviews the results and scope of annual audits and other accounting related services, and reviews and evaluates the Company's internal control functions. The Nominating and Governance Committee reviews and makes recommendations to the Board of Directors regarding matters concerning corporate governance; reviews the composition and evaluates the performance of the Board of Directors; selects, or recommends for the selection of the Board of Directors, director nominees; and evaluates director compensation; reviews the composition of committees of the Board of Directors and recommends persons to be members of such committee; and reviews conflicts of interest of members of the Board of Directors and corporate officers.

The information required by this item relating to the audit committee expert is incorporated by reference to the section entitled "Audit Committee" of the Proxy Statement.

The information required by this item relating to Code of Ethics is incorporated by reference to the section entitled "Code of Ethics" of the Proxy Statement.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company's principal administrative and production facilities are located in Fremont, California, in a 51,289 square foot building. The lease on this building expires in December 2009; the Company has an option to extend the lease of its headquarters building for an additional five year period at rates to be determined. The Company's Japan facility is located in Tokyo in a 4,294 square foot building under a lease which expires in September, 2010. The Company leases a sales and support office on a month-to-month basis in Utting, Germany. The Company leases a sales and support office in Hsinchu, Taiwan under a lease which expires in 2008. The Company's and its subsidiaries' annual rental payments currently aggregate approximately $927,000. The Company periodically evaluates its global operations and facilities to bring its capacity in line with demand and to provide cost efficient services for its customers. In prior years, through this process, the Company has moved from certain facilities that exceeded the capacity required to satisfy its needs. The Company believes that its existing facilities are adequate to meet its current and reasonably foreseeable requirements. The Company regularly evaluates its expected future facilities requirements and believes that alternate facilities would be available if needed.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock has been publicly traded on the NASDAQ Global Market under the symbol "AEHR" since August 1997, the date we consummated our initial public offering. The following table sets forth, for the periods indicated, the high and low sale prices for the common stock on such market. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	High	Low
Fiscal 2007:		
First quarter ended August 31, 2006	$11.18	$5.89
Second quarter ended November 30, 2006	10.18	4.66
Third quarter ended February 28, 2007	6.50	4.50
Fourth quarter ended May 31, 2007	7.50	5.50
Fiscal 2006:		
First quarter ended August 31, 2005	$3.43	$2.50
Second quarter ended November 30, 2005	4.38	2.54
Third quarter ended February 28, 2006	4.65	3.40
Fourth quarter ended May 31, 2006	6.95	3.60

At August 7, 2007, the Company had 115 holders of record of its common stock. The Company estimates the number of beneficial owners of the Company's common stock at August 7, 2007 to be 1,240.

The market price of the Company's common stock has been volatile. For a discussion of the factors affecting the Company's stock price, see "Factors that may affect future results of operations -- possible volatility of stock price."

The Company has not paid cash dividends on its common stock or other securities. The Company currently anticipates that it will retain its future earnings, if any, for use in the expansion and operation of its business and does not anticipate paying any cash dividends on its common stock in the foreseeable future.

The Company has not repurchased any of its common stock during the fiscal year ended May 31, 2007.

EQUITY COMPENSATION PLAN INFORMATION

The information required by this item is incorporated by reference to the information under the caption "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the Proxy Statement and Part III, Item 12 of this Annual Report on Form 10-K.

PERFORMANCE MEASUREMENT COMPARISON

The following graph shows a comparison of total shareholder return for holders of the Company's common stock for the last five fiscal years ended May 31, 2007, compared with the NASDAQ Stock Market (U.S.) Index and the Philadelphia Semiconductor Index. The graph assumes that $100 was invested in the Company's common stock, in the NASDAQ Stock Market (U.S.) Index and the Philadelphia Semiconductor Index on May 31, 2002, and that all dividends were reinvested. The Company believes that while total shareholder return can be an important indicator of corporate performance, the stock prices of semiconductor equipment companies like Aehr Test Systems are subject to a number of market-related factors other than company performance, such as competitive announcements, mergers and acquisitions in the industry, the general state of the economy, and the performance of other semiconductor equipment company stocks.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Aehr Test Systems, The NASDAQ Composite Index
And The Philadelphia Semiconductor Index
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
5/02
5/03
5/04
5/05
5/06
5/07
Aehr Test Systems
NASDAQ Composite
Philadelphia Semiconductor

* $100 invested on 5/31/02 in stock or index-including reinvestment of dividends.
Fiscal year ending May 31.

Item 6. Selected Consolidated Financial Data (in thousands except per share data):

The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Form 10-K.

	Fiscal Year Ended May 31,				
	2007	2006	2005	2004	2003
CONSOLIDATED STATEMENTS OF OPERATIONS:					
Net sales	$27,351	$23,801	$16,080	$15,800	$15,092
Cost of sales	13,438	13,165	11,817	10,092	9,354
Gross profit	13,913	10,636	4,263	5,708	5,738
Operating expenses:					
Selling, general and administrative	6,538	5,842	5,215	5,572	5,919
Research and development	6,324	4,339	4,023	4,645	4,543
Total operating expenses	12,862	10,181	9,238	10,217	10,462
Income (loss) from operations	1,051	455	(4,975)	(4,509)	(4,724)
Interest income	491	255	155	333	252
Other income (expense), net	961	79	86	293	(146)
Income (loss) before income tax expense (benefit)	2,503	789	(4,734)	(3,883)	(4,618)
Income tax expense (benefit)	75	(21)	136	76	(74)
Net income (loss)	$ 2,428	$ 810	$(4,870)	$(3,959)	$(4,544)
Net income (loss) per share:					
Basic	$ 0.31	$ 0.11	$ (0.66)	$ (0.55)	$ (0.63)
Diluted	$ 0.30	$ 0.11	$ (0.66)	$ (0.55)	$ (0.63)
Shares used in per share calculation					
Basic	7,751	7,515	7,420	7,248	7,161
Diluted	8,225	7,605	7,420	7,248	7,161

	May 31,				
	2007	2006	2005	2004	2003
CONSOLIDATED BALANCE SHEETS:					
Cash and cash equivalents	$ 6,564	$ 9,405	$ 4,952	$ 4,041	$ 5,712
Working capital	20,370	17,323	15,342	18,944	21,974
Total assets	28,675	24,893	21,469	26,812	28,247
Long-term obligations, less current portion	185	264	332	333	309
Total shareholders' equity	22,668	18,817	17,452	22,204	25,345

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with "Selected Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

This Management's Discussion and Analysis section and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of the Company to differ materially from those expressed or implied by such forward-looking statements. These statements typically may be identified by the use of forward-looking words or phrases such as "believe," "expect," "intend," "anticipate," "should," "planned," "estimated," and "potential," among others. All forward-looking statements included in this document are based on our current expectations, and we assume no obligation to update any such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including any projections of earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statement of assumptions underlying any of the foregoing. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks, uncertainties and assumptions referred to above include, but are not limited to, the ability of the Company to retain and motivate key employees; the timely development, production and acceptance of products and services and their feature sets; the challenge of managing asset levels, including inventory; the flow of products into third-party distribution channels; marketing efforts; levels of competition; the difficulty of keeping expense growth at modest levels while increasing revenues; operating and capital requirements; and other risks that are described from time to time in the Company's

Securities and Exchange Commission reports, including but not limited to this Annual Report on Form 10-K for the fiscal year ended May 31, 2007 and subsequently filed reports.

OVERVIEW

The Company was founded in 1977 to develop and manufacture burn-in and test equipment for the semiconductor industry. Since its inception, the Company has sold more than 2,500 systems to semiconductor manufacturers, semiconductor contract assemblers and burn-in and test service companies worldwide. The Company's principal products currently are the MAX burn-in system, the FOX full wafer contact parallel test and burn-in system and the MTX massively parallel test system, the DiePak carrier and test fixtures.

The Company's net sales consist primarily of sales of systems, die carriers, test fixtures, upgrades and spare parts and revenues from service contracts. The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title.

In accordance with the provisions of Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition, the Company recognizes revenue upon shipment and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractual agreed to amounts. When multiple elements or deliverables exist, the Company allocates the purchase price based on vendor specific objective evidence or third-party evidence of fair value and defers revenue recognition on the undelivered portions or elements. Historically, these multiple deliverables have included items such as extended support provisions, training to be supplied after delivery of the systems, and test programs specific to customers' routine applications. Test programs can be written either by the customer, other firms or by the Company. The amount of revenue deferred in connection with an undelivered element is the greater of the fair value of the undelivered element or the contractually agreed to amount.

Royalty revenue related to licensing income from performance test boards and burn-in boards is recognized when paid by a licensee. This income is recorded in net sales. Provisions for the estimated future cost of warranty and installation are recorded at the time the products are shipped.

A substantial portion of the Company's net sales is derived from the sale of products to overseas markets. Consequently, an increase in the value of the U.S. Dollar relative to foreign currencies would increase the cost of the Company's products compared to products sold by companies using the local currency in such markets. Although most sales to European customers are denominated in U.S. Dollars, substantially all sales to Japanese customers are denominated in Yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the Yen-U.S. Dollar exchange rate during the lengthy period from purchase order to ultimate payment. The length of time between receipt of order and ultimate payment typically ranges from six to twelve months. The exchange rate risk is partially offset to the extent the Company's Japanese subsidiary incurs expenses payable in Yen. To date, the Company has not invested in instruments designed to hedge these or other currency risks, but it may do so in the future. The Company's Japanese subsidiary typically carries debt or other obligations due to the Company that may be denominated in either Yen or U.S. Dollars.

The Company's terms of sales with distributors are generally FOB shipping point with payment due within 60 days. The only right of return is if the equipment does not meet the published specifications. All products go through in-house testing and verification of specifications before shipment. Apart from warranty reserves, credits issued have not been material as a percentage of net sales. The Company's distributors do not generally carry inventories of our products. Instead, the distributors place orders with the Company at or about the time they receive orders from their customers. The Company's shipment terms to our distributors do not provide for credits or right of return. Because the Company's distributors do not generally carry inventories of our products, they do not have rights to price protection or to return products. At the time the Company ships products to the distributors, the price is fixed. Subsequent to the issuance of the invoice, there are no discounts or special terms. Paragraph 6 of Statement of Financial Accounting Standards ("SFAS") No. 48, "Revenue Recognition When Right of Return Exists", is not applicable because the Company does not give the buyer the right to return the product or to receive future price concessions. The Company's arrangements do not include vendor consideration as described in Emerging Issues Task Force No. 01-09, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)."

In accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed", the Company capitalizes its systems software development costs incurred after a system achieves technological feasibility and before first commercial shipment. Such costs typically represent a small portion of total research and development costs. No system software development costs were capitalized or amortized in fiscal 2007, 2006 or 2005.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates, including those related to customer programs and incentives, product returns, bad debts, inventories, investments, intangible assets, income taxes, financing operations, warranty obligations, long-term service contracts, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

The Company follows very specific and detailed guidelines in measuring revenue in accordance with SAB No. 104, "Revenue Recognition, corrected copy;" however, certain judgments affect the application of the policy. For example, the Company's revenue recognition policy is affected by estimated reductions to revenue for special pricing agreements, price protection, promotions and other volume-based incentives. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial conditions of the Company's customers deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

WARRANTY OBLIGATIONS

The Company provides and records the estimated cost of product warranties at the time products are shipped. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. The Company's estimate of warranty reserve is based on management assessment of future warranty obligations and on historical warranty obligations. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the estimated warranty liability would be required, which could affect how the Company accounts for expenses.

INVENTORY OBSOLESCENCE

In each of the last three fiscal years, the Company has written down its inventory for estimated obsolescence or unmarketable inventory by an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If future market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

INVESTMENT IMPAIRMENT

The Company records an investment impairment charge when it believes an investment has experienced a decline in value that is other than temporary. The Company has recorded investment impairments when it believed that the investment had experienced a decline in value that was other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

DEFERRED TAX ASSETS

The Company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company determines that it would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination is made. Likewise, should the Company determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination is made.

STOCK-BASED COMPENSATION EXPENSE

On June 1, 2006, the Company began accounting for stock options and employee stock purchase plan ("ESPP") shares under the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)"), which requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations. In March 2005, the SEC issued SAB No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provision of SAB 107 in our adoption of SFAS 123(R). The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of June 1, 2006, the first day of the Company's fiscal year 2007. Accordingly, stock-based compensation expense for all stock-based compensation awards granted after June 1, 2006 is measured at grant date, based on the fair value of the award which is computed using the Black-Scholes option valuation model, and is recognized as expense over the requisite service period for the employee. This methodology requires the use of subjective assumptions in implementing SFAS 123(R), including expected stock price volatility and estimated life of each award.

Prior to the implementation of SFAS 123(R), the Company accounted for stock options and ESPP shares under the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," and related interpretations, and provided pro forma disclosures as required by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – An Amendment of FASB Statement No. 123," which amended SFAS 123, "Accounting for Stock-Based Compensation." The Company elected to adopt the modified prospective transition method as provided by SFAS 123(R). Accordingly, during the fiscal year 2007, the Company recorded stock compensation cost totaling the amount that would have been recognized had the fair value method been applied since the effective date of SFAS 123. We did not restate previously reported amounts.

RESULTS OF OPERATIONS

The following table sets forth statements of operations data as a percentage of net sales for the periods indicated.

	Year Ended May 31,		
	2007	2006	2005
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	49.1	55.3	73.5
Gross profit	50.9	44.7	26.5
Operating expenses:			
Selling, general and administrative	23.9	24.5	32.4
Research and development	23.1	18.2	25.0
Total operating expenses	47.0	42.7	57.4
Income (loss) from operations	3.9	2.0	(30.9)
Interest income	1.8	1.0	1.0
Other income (expense), net	3.5	0.3	0.5
Income (loss) before income tax expense (benefit)	9.2	3.3	(29.4)
Income tax expense (benefit)	0.3	(0.1)	0.9
Net income (loss)	8.9 %	3.4 %	(30.3)%

FISCAL YEAR ENDED MAY 31, 2007 COMPARED TO FISCAL YEAR ENDED MAY 31, 2006

NET SALES. Net sales consist primarily of sales of systems, die carriers, test fixtures, upgrades and spare parts and revenues from service contracts. Net sales increased to $27.4 million in the fiscal year ended May 31, 2007 from $23.8 million in the fiscal year ended May 31, 2006, an increase of 14.9%. The increase in net sales in fiscal 2007 resulted primarily from an increase in net sales of the Company's wafer/die level products, partially offset by a decrease in sales of the Company's MTX products and MAX monitored burn-in products. Net sales of the Company's wafer/die level products in fiscal 2007 were $12.0 million, and increased approximately $11.1 million from fiscal 2006. Net sales of the Company's MTX products in fiscal 2007 were $3.1 million, and decreased approximately $4.2 million from fiscal 2006. Net sales of the Company's MAX monitored burn-in products in fiscal 2007 were $12.2 million, and decreased approximately $3.4 million from fiscal 2006. The Company expects first quarter fiscal 2008 net sales to be similar to the level reported in the fourth quarter of fiscal 2007.

GROSS PROFIT. Gross profit consists of net sales less cost of sales. Cost of sales consists primarily of the cost of materials, assembly and test costs, and overhead from operations. Gross profit increased to $13.9 million in the fiscal year ended May 31, 2007 from $10.6 million in the fiscal year ended May 31, 2006, an increase of 30.8%. Gross profit margin increased to 50.9% in the fiscal year ended May 31, 2007 from 44.7% in the fiscal year ended May 31, 2006. The increase in gross profit margin was primarily the result of the fact that FOX products, with somewhat higher margins, represented a higher proportion of net sales. Additionally, to a lesser extent, gross profit margin improved due to manufacturing efficiencies resulting from increased production levels. Over the next few quarters, the Company continues to believe that its gross profit margin will be in the high 40% to low 50% range.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses consist primarily of salaries and related costs of employees, customer support costs, commission expenses to independent sales representatives, product promotion and other professional services. SG&A expenses increased to $6.5 million in the fiscal year ended May 31, 2007 from $5.8 million in the fiscal year ended May 31, 2006, an increase of 11.9%. The increase in SG&A expenses was primarily due to stock compensation expenses of approximately $386,000 from the adoption of SFAS 123(R). As a percentage of net sales, SG&A expenses decreased slightly to 23.9% in the fiscal year ended May 31, 2007 from 24.5% in the fiscal year ended May 31, 2006.

RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses consist primarily of salaries and related costs of employees engaged in ongoing research, design and development activities, costs of engineering materials and supplies, and professional consulting expenses. R&D expenses increased to $6.3 million in the fiscal year ended May 31, 2007 from $4.3 million in the fiscal year ended May 31, 2006, an increase of 45.7%. The increase in R&D expenses was primarily due to increases in project material expenses of $906,000, project related professional service expenses of $344,000 and stock compensation expenses of approximately $256,000. As a percentage of net sales, R&D expenses increased to 23.1% in the fiscal year ended May 31, 2007 from 18.2% in the fiscal year ended May 31, 2006, reflecting the previously detailed expense increases.

INTEREST INCOME. Interest income increased to $491,000 in the fiscal year ended May 31, 2007 from $255,000 in the fiscal year ended May 31, 2006, an increase of 92.5%. The increase was primarily related to higher average invested balances in fiscal 2007.

OTHER INCOME (EXPENSE), NET. Other income, net increased to $961,000 in the fiscal year ended May 31, 2007 from $79,000 in the fiscal year ended May 31, 2006. The increase in other income, net was primarily due to the recognition of an earn-out payment of $644,000 included in the consideration received on the 2003 sale of a portion of the Company's ownership in ESA Electronics, a Singapore company. The Company does not anticipate any further gains from this earn-out transaction.

INCOME TAX EXPENSE (BENEFIT). Income tax expense was $75,000 in the fiscal year ended May 31, 2007, compared with income tax benefit of $21,000 in the fiscal year ended May 31, 2006. The income tax expense in the fiscal year ended May 31, 2007 was primarily attributable to alternative minimum tax requirements on the Company's U.S. operations. The income tax benefit in the fiscal year ended May 31, 2006 was related to the tax benefit recorded by the Company as a result of losses incurred in the Company's German subsidiary. The Company's U.S. operations and its Japanese subsidiary had experienced significant cumulative losses and thus generated certain net operating losses available to offset future taxes payable in the U.S. and Japan. As a result of the cumulative operating losses in the Company's U.S. operations and its Japanese subsidiary, a valuation allowance was established for the full amount of its net deferred tax assets for both its U.S. operations and its Japanese subsidiary.

FISCAL YEAR ENDED MAY 31, 2006 COMPARED TO FISCAL YEAR ENDED MAY 31, 2005

NET SALES. Net sales increased to $23.8 million in the fiscal year ended May 31, 2006 from $16.1 million in the fiscal year ended May 31, 2005, an increase of 48.0%. The increase in net sales in fiscal 2006 resulted primarily from an increase in net sales of the Company's MAX monitored burn-in products.

GROSS PROFIT. Gross profit increased to $10.6 million in the fiscal year ended May 31, 2006 from $4.3 million in the fiscal year ended May 31, 2005, an increase of 149.5%. Gross profit margin increased to 44.7% in the fiscal year ended May 31, 2006 from 26.5% in the fiscal year ended May 31, 2005. Approximately 60% of the increase in gross profit margin was the result of very low gross profit margins related to MTX pass-through products in fiscal 2005, discussed below, approximately 20% of the increase in gross profit margins was the result of lower material costs as a percentage of net sales, and approximately 20% of the increase in gross profit margins was related to manufacturing efficiencies resulting from increased production levels. Beginning in January 2004, the Company received turnkey MTX system orders from a single customer, which included certain very low margin products not typically sold directly by the Company which are used in conjunction with the Company's systems. At the customer's request, these products were included as part of the order. These products were priced at or near the Company's cost and are referred to here as "MTX pass-through" products. There was a reduction in net sales of MTX pass-through products of $2.8 million from fiscal 2005 to fiscal 2006. Since the Company does not typically accept orders for MTX pass-through products, it has requested that, going forward, the customer purchase these MTX pass-through products directly through the vendors that currently manufacture such products. The customer has already ordered some of these products directly from the vendors. The customer has not advised the Company of its intent to purchase any additional MTX pass-through products from the Company.

SELLING, GENERAL AND ADMINISTRATIVE. SG&A expenses increased to $5.8 million in the fiscal year ended May 31, 2006 from $5.2 million in the fiscal year ended May 31, 2005, an increase of 12.0%. The increase in SG&A expenses was primarily due to an increase in employment related expenses of approximately $286,000 and independent sales representatives commission expenses of approximately $137,000. As a percentage of net sales, SG&A expenses decreased to 24.5% in the fiscal year ended May 31, 2006 from 32.4% in the fiscal year ended May 31, 2005, reflecting higher net sales.

RESEARCH AND DEVELOPMENT. R&D expenses increased to $4.3 million in the fiscal year ended May 31, 2006 from $4.0 million in the fiscal year ended May 31, 2005, an increase of 7.9%. The increase in R&D expenses was primarily due to an increase in employment related expenses. As a percentage of net sales, R&D expenses decreased to 18.2% in the fiscal year ended May 31, 2006 from 25.0% in the fiscal year ended May 31, 2005, reflecting higher net sales.

INTEREST INCOME. Interest income increased to $255,000 in the fiscal year ended May 31, 2006 from $155,000 in the fiscal year ended May 31, 2005, an increase of 64.5%. The increase from fiscal 2005 was primarily attributable to higher interest rates earned on the Company's invested amounts in fiscal 2006.

OTHER INCOME (EXPENSE), NET. Other income, net decreased to $79,000 in the fiscal year ended May 31, 2006 from $86,000 in the fiscal year ended May 31, 2005.

INCOME TAX EXPENSE (BENEFIT). Income tax benefit was $21,000 in the fiscal year ended May 31, 2006, compared with income tax expense of $136,000 in the fiscal year ended May 31, 2005. The income tax benefit in the fiscal year ended May 31, 2006 was related to the tax benefit recorded by the Company as a result of losses incurred in the Company's German subsidiary. The income tax expense in the fiscal year ended May 31, 2005 was related primarily to the tax expense recorded as a result of income earned in the Company's Germany subsidiary. The Company's U.S. operations and its Japanese subsidiary had experienced significant cumulative losses and thus generated certain net operating losses available to offset future taxes payable in the U.S. and Japan. As a result of the cumulative operating losses in the Company's U.S. operations and its Japanese subsidiary, a valuation allowance was established for the full amount of its net deferred tax assets for both its U.S. operations and its Japanese subsidiary.

LIQUIDITY AND CAPITAL RESOURCES

We consider cash and cash equivalents and short-term investments as liquid and available for use. As of May 31, 2007, the Company had $9.6 million in cash, cash equivalents and short-term investments.

Net cash used in operating activities was approximately $1.1 million for the fiscal year ended May 31, 2007 and net cash provided by operating activities was approximately $1.5 million for the fiscal year ended May 31, 2006. For the fiscal year ended May 31, 2007, net cash used in operating activities was primarily due to an increase in inventories of $2.5 million, an increase in accounts receivable of $2.1 million and a decrease in accrued expenses and deferred revenue of $1.4 million, partially offset by net income of $2.4 million, an increase in accounts payable of $1.4 million and stock compensation expenses of approximately $700,000. Inventories increased due to the ramp in production resulting from the strong growth in FOX-1 backlog. The increase in accounts receivable was primarily a matter of timing, as many of the Company's shipments were made closer to the end of fiscal 2007. Accrued expenses and deferred revenue decreased primarily due to revenue recognized from deferrals made in prior periods which were earned in fiscal 2007. Accounts payable increased primarily due to higher inventory purchases as a result of the higher production levels of FOX products. For the fiscal year ended May 31, 2006, net cash provided by operating activities was primarily due to the an increase in accrued expenses and deferred revenue of approximately $2.1 million. This increase was primarily attributable to an increase in shipments of products with new technologies requiring customer acceptance.

Net cash used in investing activities was approximately $2.5 million for the fiscal year ended May 31, 2007. Net cash provided by investing activities was approximately $2.5 million for the fiscal year ended May 31, 2006. Net cash used in investing activities during the fiscal year ended May 31, 2007 was primarily attributable to $14.2 million in purchase of investments, partially offset by $12.8 million in net proceeds from sales and maturities of investments. Net cash provided by investing activities during the fiscal year ended May 31, 2006 was primarily due to the net proceeds from sales and maturity of investments of $14.5 million, partially offset by purchase of investments of $11.9 million.

Financing activities provided cash of approximately $766,000 in the fiscal year ended May 31, 2007 and $514,000 in the fiscal year ended May 31, 2006. Net cash provided by financing activities during the fiscal years ended May 31, 2007 and 2006 was primarily due to proceeds from issuance of common stock and exercise of stock options.

As of May 31, 2007, the Company had working capital of $20.4 million. Working capital consists of cash and cash equivalents, short-term investments, accounts receivable, inventories and prepaid expenses and other current assets, less current liabilities.

The Company announced in August 1998 that its board of directors had authorized the repurchase of up to 1,000,000 shares of its outstanding common shares. The Company may repurchase the shares in the open market or in privately negotiated transactions, from time to time, subject to market conditions. The number of shares of common stock actually acquired by the Company will depend on subsequent developments and corporate needs, and the repurchase program may be interrupted or discontinued at any time. Any such repurchase of shares, if consummated, may use a portion of the Company's working capital. As of May 31, 2006, the Company had repurchased 523,700 shares at an average price of $3.95. Shares repurchased by the Company are cancelled. During fiscal 2007, the Company did not repurchase any of its outstanding common stock.

The Company leases most of its manufacturing and office space under operating leases. The Company entered into a non-cancelable operating lease agreement for its United States manufacturing and office facilities, which commenced in December 1999 and expires in December 2009. Under the lease agreement, the Company is responsible for payments of utilities, taxes and insurance.

From time to time, the Company evaluates potential acquisitions of businesses, products or technologies that complement the Company's business. Any such transactions, if consummated, may use a portion of the Company's working capital or require the issuance of equity. The Company has no present understandings, commitments or agreements with respect to any material acquisitions.

The Company anticipates that the existing cash balance together with cash provided by operations, if any, are adequate to meet its working capital and capital equipment requirements through calendar year 2008. After calendar year 2008, depending on its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital equipment needs. There can be no assurance that additional financing will be available when required, or if available, that such financing can be obtained on terms satisfactory to the Company.

OFF BALANCE SHEET FINANCING

The Company has not entered into any off-balance sheet financing arrangements and has not established any special purpose entities.

OVERVIEW OF CONTRACTUAL OBLIGATIONS

The following table provides a summary of such arrangements, or contractual obligations.

	Payments Due by Period (in thousands)				
	Total	Less than 1 year	1-3 years	3-5 years	5 years
Operating Leases............	$2,548	$ 943	$1,605	$--	$--
Purchases(1)................	7,284	7,284	--	--	--
Total.......................	$9,832	$8,227	$1,605	$--	$--

(1) Shown above are the Company's binding purchase obligations. The large majority of the Company's purchase orders are cancelable by either party, which if canceled may result in a negotiation with the vendor to determine if there shall be any restocking or cancellation fees payable to the vendor.

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representations or covenants, or from intellectual property infringement or other claims. These agreements may limit the time period within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, payments made by the Company under these agreements have not had a material impact on the Company's operating results, financial position or cash flows.

RELATED PARTY TRANSACTIONS

The Company has entered into transactions with ESA Electronics Pte Ltd. ("ESA") in which the Company owned a 12.5% interest at May 31, 2007, 2006 and 2005. ESA purchased goods from the Company for approximately $15,000, $215,000 and $142,000 during fiscal 2007, 2006 and 2005, respectively. In addition, the Company purchased goods from ESA for approximately $1,000, $77,000 and $2.0 million in fiscal 2007, 2006 and 2005, respectively. At May 31, 2007 and 2006, the Company had no amounts payable to ESA. At May 31, 2007 and 2006, the Company had amounts receivable from ESA of approximately $0 and $2,000, respectively.

Mario M. Rosati, one of the Company's directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as the Company's outside corporate counsel and has received compensation at normal commercial rates for these services.

RECENT ACCOUNTING PRONOUNCEMENTS

In March 2006, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force issued Issue 06-03 ("EITF 06-03"), "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement." A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. The Company presents sales net of sales taxes, which are not considered material. As such, EITF 06-03 will not impact the method for recording these sales taxes in the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, of FIN 48 to its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting SFAS 157 as of June 1, 2008. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on its consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company considered the provisions of Financial Reporting Release No. 48 "Disclosures of Accounting Policies for Derivative Financial Instruments and Derivative Commodity Instruments, and Disclosures of Quantitative and Qualitative Information about Market Risk Inherent in Derivative Commodity Instruments." The Company had no holdings of derivative financial or commodity instruments at May 31, 2007.

The Company is exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. The Company invests excess cash in a managed portfolio of corporate and government bond instruments with maturities of 18 months or less. The Company does not use any financial instruments for speculative or trading purposes. Fluctuations in interest rates would not have a material effect on the Company's financial position, results of operations or cash flows.

A majority of the Company's revenue and capital spending is transacted in U.S. Dollars. The Company, however, enters into transactions in other currencies, primarily Japanese Yen. Substantially all sales to Japanese customers are denominated in Yen. Since the price is determined at the time a purchase order is accepted, the Company is exposed to the risks of fluctuations in the Yen-U.S. Dollar exchange rate during the lengthy period from purchase order to ultimate payment. This exchange rate risk is partially offset to the extent that the Company's Japanese subsidiary incurs expenses payable in Yen. To date, the Company has not invested in instruments designed to hedge currency risks. In addition, the Company's Japanese subsidiary typically carries debt or other obligations due to the Company that may be denominated in either Yen or U.S. Dollars. Since the Japanese subsidiary's financial statements are based in Yen and the Company's consolidated financial statements are based in U.S. Dollars, the Japanese subsidiary and the Company recognize foreign exchange gain or loss in any period in which the value of the Yen rises or falls in relation to the U.S. Dollar. A 10% decrease in the value of the Yen as compared with the U.S. Dollar would not be expected to result in a significant change in the Company's net income or loss.

Item 8. Financial Statements and Supplementary Data

INDEX

Consolidated Financial Statements of Aehr Test Systems

Reports of Independent Registered Public Accounting Firms 30

Consolidated Balance Sheets at May 31, 2007 and 2006................ 32

Consolidated Statements of Operations for the years ended May 31, 2007, 2006 and 2005................................ 33

Consolidated Statements of Shareholders' Equity and Comprehensive Income for the years ended May 31, 2007, 2006 and 2005...................................... 34

Consolidated Statements of Cash Flows for the years ended May 31, 2007, 2006 and 2005...................................... 35

Notes to Consolidated Financial Statements.......................... 36

Selected Quarterly Consolidated Financial Data (Unaudited).......... 52

Financial statement schedules not listed above are either omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or in the Notes thereto.

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Aehr Test Systems

We have audited the accompanying consolidated balance sheets of Aehr Test Systems and its subsidiaries (the "Company") as of May 31, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the two years in the period ended May 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor have we been engaged to perform, an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aehr Test Systems and its subsidiaries as of May 31, 2007 and 2006, and the results of their operations and their cash flows for each of the two years in the period ended May 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on June 1, 2006 the Company changed its method of accounting for stock-based compensation as a result of adopting Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" applying the modified prospective method.

/s/ Burr, Pilger & Mayer LLP

San Jose, California
August 27, 2007

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Aehr Test Systems:

In our opinion, the accompanying consolidated statements of operations, of shareholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the results of operations of Aehr Test Systems and its subsidiaries and their cash flows for the year ended May 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California
August 26, 2005

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	May 31, 2007	May 31, 2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,564	$ 9,405
Short-term investments	2,987	1,600
Accounts receivable, net	6,614	4,531
Inventories	9,701	7,242
Prepaid expenses and other	326	357
Total current assets	26,192	23,135
Property and equipment, net	1,689	959
Goodwill	274	274
Other assets	520	525
Total assets	$28,675	$24,893
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 2,517	$ 1,130
Accrued expenses	2,927	2,347
Deferred revenue	378	2,335
Total current liabilities	5,822	5,812
Deferred lease commitment	185	264
Total liabilities	6,007	6,076
Commitments and contingencies (Note 15)		
Shareholders' equity:		
Preferred stock, $0.01 par value: Authorized: 10,000 shares; Issued and outstanding: none	--	--
Common stock, $0.01 par value: Authorized: 75,000 shares; Issued and outstanding: 7,820 shares and 7,630 shares at May 31, 2007 and 2006, respectively	78	76
Additional paid-in capital	39,552	38,081
Accumulated other comprehensive income	1,241	1,291
Accumulated deficit	(18,203)	(20,631)
Total shareholders' equity	22,668	18,817
Total liabilities and shareholders' equity	$28,675	$24,893

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended May 31,		
	2007	2006	2005
Net sales	$27,351	$23,801	$16,080
Cost of sales	13,438	13,165	11,817
Gross profit	13,913	10,636	4,263
Operating expenses:			
Selling, general and administrative	6,538	5,842	5,215
Research and development	6,324	4,339	4,023
Total operating expenses	12,862	10,181	9,238
Income (loss) from operations	1,051	455	(4,975)
Interest income	491	255	155
Other income (expense), net	961	79	86
Income (loss) before income tax expense (benefit)	2,503	789	(4,734)
Income tax expense (benefit)	75	(21)	136
Net income (loss)	$ 2,428	$ 810	$(4,870)
Net income (loss) per share - basic	$ 0.31	$ 0.11	$ (0.66)
Shares used in per share calculation - basic	7,751	7,515	7,420
Net income (loss) per share - diluted	$ 0.30	$ 0.11	$ (0.66)
Shares used in per share calculation - diluted	8,225	7,605	7,420

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
AND COMPREHENSIVE INCOME
(IN THOUSANDS)

	Common Stock		Additional Paid-in	Accumulated Other Comprehensive Income		Accumulated	
	Shares	Amount	Capital	Unrealized Investment Gain(Loss)	Cumulative Translation Adjustment	Deficit	Total
Balances, May 31, 2004	7,389	$74	$37,322	$(14)	$1,393	$(16,571)	$22,204
Issuance of common stock under employee plans......	93	1	246	--	--	--	247
Net loss....................	--	--	--	--	--	(4,870)	(4,870)
Net unrealized gain on investments...............	--	--	--	2	--	--	2
Foreign currency translation adjustment....	--	--	--	--	(131)	--	(131)
Comprehensive loss..........							(4,999)
Balances, May 31, 2005	7,482	75	37,568	(12)	1,262	(21,441)	17,452
Issuance of common stock under employee plans......	148	1	513	--	--	--	514
Net income..................	--	--	--	--	--	810	810
Net unrealized gain on investments...............	--	--	--	10	--	--	10
Foreign currency translation adjustment....	--	--	--	--	31	--	31
Comprehensive income........							851
Balances, May 31, 2006	7,630	76	38,081	(2)	1,293	(20,631)	18,817
Issuance of common stock under employee plans......	190	2	764	--	--	--	766
Stock-based compensation....			707	--	--	--	707
Net income..................	--	--	--	--	--	2,428	2,428
Net unrealized gain on investments...............	--	--	--	1	--	--	1
Foreign currency translation adjustment....	--	--	--	--	(51)	--	(51)
Comprehensive income........							2,378
Balances, May 31, 2007	7,820	$78	$39,552	$ (1)	$1,242	$(18,203)	$22,668

The accompanying notes are an integral part of these consolidated financial statements.

AEHR TEST SYSTEMS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended May 31,		
	2007	2006	2005
Cash flows from operating activities:			
Net income (loss)	$ 2,428	$ 810	$ (4,870)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Stock-based compensation expense	700	--	--
Loss on impairment of an investment	--	--	203
(Reverse of) provision for doubtful accounts	17	(10)	(12)
Loss on disposition of property and equipment	41	83	35
Depreciation and amortization	323	340	323
Changes in operating assets and liabilities:			
Accounts receivable	(2,087)	(2,019)	1,715
Inventories	(2,454)	(37)	849
Deferred lease commitment	(74)	(68)	5
Accounts payable	1,386	25	(864)
Accrued expenses and deferred revenue	(1,425)	2,146	159
Prepaid expenses and other	36	231	(86)
Net cash provided by (used in) operating activities	(1,109)	1,501	(2,543)
Cash flows from investing activities:			
Purchase of investments	(14,206)	(11,900)	(17,286)
Proceeds from sales and maturity of investments	12,820	14,532	20,850
Purchase of property and equipment	(1,103)	(149)	(296)
(Increase) decrease in other assets	(5)	(4)	(5)
Net cash provided by (used in) investing activities	(2,494)	2,479	3,263
Cash flows from financing activities:			
Proceeds from issuance of common stock and exercise of stock options	766	514	247
Net cash provided by financing activities	766	514	247
Effect of exchange rates on cash	(4)	(41)	(56)
Net increase (decrease) in cash and cash equivalents	(2,841)	4,453	911
Cash and cash equivalents, beginning of year	9,405	4,952	4,041
Cash and cash equivalents, end of year	$ 6,564	$ 9,405	$ 4,952
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$30	$6	$5

The accompanying notes are an integral part of these consolidated financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS:

Aehr Test Systems (the "Company") was incorporated in California in May 1977 and primarily designs, engineers and manufactures test and burn-in equipment used in the semiconductor industry. The Company's principal products are the FOX full wafer contact system, the MAX burn-in system, the MTX massively parallel test system, the DiePak carrier and test fixtures.

LIQUIDITY:

Since our inception, the Company has incurred substantial cumulative losses and negative cash flows from operations. However, the Company anticipates that the existing cash balance together with cash provided by operations are adequate to meet its working capital and capital equipment requirements through calendar year 2008. After calendar year 2008, depending on its rate of growth and profitability, the Company may require additional equity or debt financing to meet its working capital requirements or capital equipment needs. There can be no assurance that additional financing will be available when required, or if available, that such financing can be obtained on terms satisfactory to the Company.

CONSOLIDATION AND EQUITY INVESTMENTS:

The consolidated financial statements include the accounts of the Company and both its wholly-owned and majority-owned foreign subsidiaries. Intercompany accounts and transactions have been eliminated. Equity investments in which the Company holds an equity interest less than 20 percent and over which the Company does not have significant influence are accounted for using the cost method.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS:

Assets and liabilities of the Company's foreign subsidiaries and branch office are translated into U.S. Dollars from Japanese Yen, Euros and New Taiwan Dollars using the exchange rate in effect at the balance sheet date. Additionally, their revenues and expenses are translated using exchange rates approximating average rates prevailing during the fiscal year. Translation adjustments that arise from translating their financial statements from their local currencies to U.S. Dollars are accumulated and reflected as a separate component of shareholders' equity and comprehensive income.

Transaction gains and losses that arise from exchange rate changes denominated in currencies other than the local currency are included in the statements of operations as incurred. See Note 12 for the detail of foreign exchange transaction gains (losses) for all periods presented.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS AND INVESTMENTS:

Cash equivalents consist of money market instruments, commercial paper and other highly liquid investments purchased with an original maturity of three months or less. Investments not classified as cash equivalents are classified as available-for-sale. Investments in available-for-sale securities are reported at fair value with unrealized gains and losses, net of tax, if any, included as a component of shareholders' equity.

ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS:

Accounts receivable are recorded at the invoiced amount and are not interest bearing. The Company maintains an allowance for doubtful accounts to reserve for potentially uncollectible trade receivables. The Company also reviews its trade receivables by aging category to identify specific customers with known disputes or collectibility issues. The Company exercises judgment when determining the adequacy of these reserves as the Company evaluates historical bad debt trends, general economic conditions in the United States and internationally, and changes in customer financial conditions. Uncollectible receivables are recorded as bad debt expense when all efforts to collect have been exhausted and recoveries are recognized when they are received.

CONCENTRATION OF CREDIT RISK:

The Company sells its products primarily to semiconductor manufacturers in North America, Asia, and Europe. As of May 31, 2007, approximately 45%, 52% and 3% of accounts receivable are from customers located in the United States, Asia and Europe, respectively. As of May 31, 2006, approximately 18%, 76% and 6% of accounts receivable were from customers located in the United States, Asia and Europe, respectively. Two customers accounted for 54% and 32% of accounts receivable at May 31, 2007 and one customer accounted for 73% of accounts receivable at May 31, 2006. Two customers accounted for 39% and 23% of net sales in fiscal 2007, respectively and two customers accounted for 48% and 25% of net sales in fiscal 2006, respectively. Two customers accounted for 43% and 17% of net sales in fiscal 2005, respectively. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company also maintains allowances for potential credit losses and such losses have been within management's expectations. The Company uses letter of credit terms for some of its international customers.

The Company's cash, cash equivalents, short-term cash deposits and short-term investments are generally deposited with major financial institutions in the United States, Japan, Germany and Taiwan. The Company invests its excess cash in money market funds, short-term cash deposits and auction rate securities. The money market funds and short-term cash deposits bear the risk associated with each fund. The money market funds have variable interest rates, and the short-term cash deposits have fixed rates. The Company has not experienced any material losses on its money market funds, short-term cash deposits, or auction rate securities.

STRATEGIC INVESTMENTS:

The Company invests in debt and equity of private companies as part of its business strategy. These investments are carried at cost and are included in "Other Assets" in the consolidated balance sheets. If the Company determines that an other-than-temporary decline exists in the fair value of an investment, the Company writes down the investment to its fair value and records the related write-down as an investment loss in "Other Income (Expense)" in its consolidated statements of operations. During the year ended May 31, 2005, the Company wrote-down one of its strategic investments by $203,000. At May 31, 2007 and 2006, the carrying value of the strategic investments was $384,000.

INVENTORIES:

Inventories are stated at the lower of standard cost (which approximates cost on a first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT:

Property and equipment are stated at cost less accumulated depreciation and amortization. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the related lease. Furniture, fixtures, machinery and equipment are depreciated on a straight-line basis over their estimated useful lives. The ranges of estimated useful lives for furniture, fixtures, machinery and equipment are generally as follows:

Furniture and fixtures..........................	2 to 6 years
Machinery and equipment.........................	4 to 6 years
Test equipment..................................	4 to 6 years

GOODWILL:

In accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", the Company ceased the amortization of goodwill as of June 1, 2002 and performed an initial test of goodwill impairment. The test indicated no impairment of the Company's goodwill as of June 1, 2002, the initial date of adopting SFAS 142. In accordance with the provisions of SFAS 142, the Company performed an annual goodwill impairment test as of May 31, 2007 and it indicated no impairment of the Company's goodwill as of that date.

REVENUE RECOGNITION:

The Company's selling arrangements may include contractual customer acceptance provisions and installation of the product occurs after shipment and transfer of title. The Company recognizes revenue upon shipment of products or performance of services and defers recognition of revenue for any amounts subject to acceptance until such acceptance occurs. When multiple elements exist, the Company allocates the purchase price based on vendor specific objective evidence or third-party evidence of fair value and defers revenue recognition on the undelivered portion. Historically, these multiple deliverables have included items such as extended support provisions, training to be supplied after delivery of the systems, and test programs specific to customers' routine applications. The test programs can be written either by the customer, other firms, or the Company. The amount of revenue deferred is the greater of the fair value of the undelivered element or the contractually agreed to amounts. Royalty revenue related to licensing income is recognized when paid by the licensee. This income is recorded in net sales. Provisions for the estimated future cost of warranty is recorded at the time the products are shipped.

PRODUCT DEVELOPMENT COSTS AND CAPITALIZED SOFTWARE:

Costs incurred in the research and development of new products or systems are charged to operations as incurred.

Costs incurred in the development of software programs for the Company's products are charged to operations as incurred until technological feasibility of the software has been established. Generally, technological feasibility is established when the software module performs its primary functions described in its original specifications, contains features required for it to be usable in a production environment, is completely documented and the related hardware portion of the product is complete. After technological feasibility is established, any additional costs are capitalized. Capitalization of software costs ceases when the software is substantially complete and is ready for its intended use. Capitalized costs are amortized over the estimated life of the related software product using the greater of the units of sales or straight-line methods over ten years. No system software development costs were capitalized or amortized in fiscal 2007, 2006 and 2005.

FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses approximate fair value due to their short maturities.

The Company's investments are composed primarily of government and corporate fixed income securities, certificates of deposit and commercial paper. While it is the Company's general intent to hold such securities until maturity, management will occasionally sell certain securities for cash flow purposes. Therefore, the Company's investments are classified as available-for-sale and are carried at fair value. Through May 31, 2007, no material losses had been experienced on such investments.

Unrealized gains and losses on available-for-sale investments, net of tax, are computed on the basis of specific identification and are reported as other comprehensive income (loss) and included in shareholders' equity. Realized gains, realized losses, and declines in value, judged to be other-than-temporary, are included in other income (expense), net. The cost of securities sold is based on the specific identification method and interest earned is included in other income (expense), net.

IMPAIRMENT OF LONG-LIVED ASSETS:

In the event that facts and circumstances indicate that the carrying value of assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying value to determine if a write-down is required.

INCOME TAXES:

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

STOCK-BASED COMPENSATION:

Prior to June 1, 2006, the Company's stock-based employee compensation plans were accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations, as permitted by Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company generally did not recognize stock-based compensation cost in its consolidated statements of operations for periods prior to June 1, 2006 as most options granted had an exercise price equal to or higher than the market value of the underlying common stock on the date of the grant.

The Company adopted the provisions of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), using the modified prospective transition method, which requires the application of the accounting standard as of June 1, 2006, the first day of the Company's fiscal year 2007. SFAS 123(R) establishes accounting for stock-based awards exchanged for employee services. Accordingly, stock-based compensation cost is measured at each grant date, based on the fair value of the award, and is recognized as expense over the employee's requisite service period. All of the Company's stock compensation is accounted for as an equity instrument. In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). See Notes 9 and 10 for further information regarding the stock option plan and the employee stock purchase plan. Under the modified prospective transition method, stock compensation cost has been recognized in the consolidated statements of operations for stock awards granted or modified after May 31, 2006 and for stock awards granted prior to, but unvested as of, June 1, 2006.

Prior to the Adoption of SFAS 123(R)

Prior to the adoption of SFAS 123(R), the Company provided the disclosures required under SFAS 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS 148"). Under APB 25, compensation expense is based on the difference, if any, on the date of the grant, between the fair value of the Company's shares and the exercise price of the option. Stock-based compensation for consultants or other third parties is accounted for in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services".

The following table illustrates the pro forma effect on our net income (loss) and net income (loss) per share for the years ended May 31, 2006 and 2005, respectively, if we had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation using the Black-Scholes valuation method (in thousands, except per share data):

	Year Ended May 31,	
	2006	2005
Net income (loss) -- as reported	$ 810	$(4,870)
Add: Stock-based employee compensation expense included in reported net income (loss)	--	--
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(837)	(802)
Pro forma net loss	$ (27)	$(5,672)
Net income (loss) per share:		
Basic and diluted, as reported	$ 0.11	$ (0.66)
Basic and diluted, pro forma	$(0.00)	$ (0.76)

Impact of the Adoption of SFAS 123(R)

The Company elected to adopt the modified prospective application transition method as provided by SFAS 123(R), and recorded $700,000 of stock compensation expenses in the consolidated statement of operations for fiscal 2007. As required by SFAS 123(R), the Company has made an estimate of expected forfeitures and is recognizing compensation costs only for those stock-based compensation awards expected to vest.

The following table summarizes compensation costs related to the Company's stock-based compensation for fiscal 2007 (in thousands, except per share data):

	Year Ended May 31, 2007
Stock-based compensation in the form of employee Stock options and ESPP shares, included in:	
Cost of sales	$ 58
Selling, general and administrative	386
Research and development	256
Total stock-based compensation	700
Tax effect on stock-based compensation	14
Net effect on net income	$686
Effect on net income per share:	
Basic	$0.09
Diluted	$0.08

As of May 31, 2007, the total compensation cost related to unvested stock-based awards under the Company's 1996 Stock Option Plan and 2006 Equity Incentive Plan, but not yet recognized, was approximately $924,000 which is net of estimated forfeitures of $39,000. This cost will be amortized on a straight-line basis over a weighted average period of approximately 3.1 years.

During fiscal 2007, the Company recorded stock-based compensation related to its Employee Stock Purchase Plan ("ESPP") of $145,000. As of May 31, 2007, the total compensation cost related to options to purchase the Company's common shares under the ESPP but not yet recognized was approximately $115,000. This cost will be amortized on a straight-line basis over a weighted average period of approximately 1.3 years.

Valuation Assumptions

Valuation and Amortization Method. The Company estimates the fair value of stock options granted using the Black-Scholes option valuation method and a single option award approach for options granted after June 1, 2006. The multiple option approach has been used for all options granted prior to June 1, 2006. The fair value under the single option approach is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair value under the multiple option approach is amortized on a weighted basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term. The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on historical experience, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as evidenced by changes to the terms of its stock-based awards.

Expected Volatility. Volatility is a measure of the amounts by which a financial variable such as stock price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. The Company uses the historical volatility for the past five years, which matches the expected term of most of the option grants, to estimate expected volatility. Volatility for each of the ESPP's four time periods of six months, twelve months, eighteen months, and twenty-four months is calculated separately and included in the overall stock-based compensation cost recorded.

Dividends. The Company has never paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero in the Black-Scholes option valuation method.

Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes option valuation method on the implied yield in effect at the time of option grant on U.S. Treasury zero-coupon issues with a remaining term equivalent to the expected term of the stock awards including the ESPP.

Estimated Forfeitures. When estimating forfeitures, the Company considers voluntary termination behavior as well as analysis of actual option forfeitures.

Fair Value. The fair values of the Company's stock options granted to employees and ESPP shares in fiscal 2007 were estimated using the following weighted average assumptions in the Black-Scholes option valuation method consistent with the provisions of SFAS 123(R), Securities and Exchange Commission Staff Accounting Bulletin No. 107 and the Company's prior pro forma disclosures of net income (loss), including stock-based compensation (determined under a fair value method as prescribed by SFAS 123).

The fair value of our stock options granted to employees in fiscal 2007, 2006 and 2005 was estimated using the following weighted-average assumptions:

	Year Ended May 31,		
	2007	2006	2005
Option Plan Shares			
Expected Term (in years)............	5	5	5
Expected Volatility.................	0.75	0.74	0.82
Expected Dividend...................	$0.00	$0.00	$0.00
Risk-free Interest Rates............	4.72%	4.87%	3.70%
Estimated Forfeiture Rates..........	4%	0%	0%
Weighted Average Fair Value.........	$5.19	$2.12	$2.70

The fair value of our ESPP shares for the fiscal 2007, 2006 and 2005 was estimated using the following weighted-average assumptions:

	Year Ended May 31,		
	2007	2006	2005
Employee Stock Purchase Plan Shares			
Expected Term (in years)............	0.5 - 2.0	0.5 - 2.0	0.5 - 2.0
Expected Volatility.................	0.49 - 0.70	0.69 - 0.80	0.69 - 0.86
Expected Dividend...................	$0.00	$0.00	$0.00
Risk-free Interest Rates............	4.67 - 5.05	3.96 - 4.87	3.41 - 4.01
Estimated Forfeiture Rates..........	4%	0%	0%
Weighted Average Fair Value.........	$1.42	$1.27	$1.09

EARNINGS PER SHARE ("EPS") DISCLOSURES:

Basic EPS is computed by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed after giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of the incremental common shares issuable upon exercise of stock options for all periods.

In accordance with the disclosure requirements of SFAS No. 128, "Earnings per Share," a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (in thousands, except per share amounts):

	Year Ended May 31,		
	2007	2006	2005
Net income (loss) available to common shareholders:			
Numerator: Net income (loss)................	$2,428	$ 810	$(4,870)
Denominator for basic net income (loss) per share:			
Weighted-average shares outstanding	7,751	7,515	7,420
Shares used in basic per share calculation..	7,751	7,515	7,420
Effect of dilutive securities..............	474	90	--
Denominator for diluted net income (loss) per share................................	8,225	7,605	7,420
Basic net income (loss) per share...........	$ 0.31	$ 0.11	$ (0.66)
Diluted net income (loss) per share.........	$ 0.30	$ 0.11	$ (0.66)

Stock options to purchase 135,000 and 78,000 shares of common stock were outstanding on May 31, 2007 and 2006, respectively, but not included in the computation of diluted income per share, because the inclusion of such shares would be anti-dilutive. Stock options to purchase 1,236,000 shares of common stock were outstanding on May 31, 2005, but were not included in the computation of diluted loss per share because the inclusion of such shares would be anti-dilutive.

COMPREHENSIVE INCOME (LOSS):

The Company has adopted SFAS No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components in the financial statements. Unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments are included in the Company's components of comprehensive income (loss), which are excluded from net income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS:

In March 2006, the FASB Emerging Issues Task Force issued Issue 06-03 ("EITF 06-03"), "How Sales Taxes Collected From Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement." A consensus was reached that entities may adopt a policy of presenting sales taxes in the income statement on either a gross or net basis. If taxes are significant, an entity should disclose its policy of presenting taxes and the amounts of taxes. The guidance is effective for periods beginning after December 15, 2006. The Company presents sales net of sales taxes, which are not considered material. As such, EITF 06-03 will not impact the method for recording these sales taxes in the consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertain Tax Positions – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109 "Accounting for Income Taxes". It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact, if any, of FIN 48 to its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157") which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of SFAS 157 are to be applied prospectively as of the beginning of the fiscal year in which it is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting SFAS 157 as of June 1, 2008. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115" ("SFAS 159"). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on its consolidated financial statements.

2. AVAILABLE-FOR-SALE INVESTMENTS:

The fair values of available-for-sale investments as of May 31, 2007 were as follows (in thousands):

	Amortized Cost	Unrealized Losses	Fair Value
Money market fund	$4,116	$--	$4,116
Municipal securities	500	--	500
Corporate bonds and commercial paper	2,688	(1)	2,687
U.S. government and agency obligations	300	--	300
Total funds, bonds notes, and equity instruments	$7,604	$(1)	7,603
Less amounts classified as cash equivalents			(4,616)
Total short-term available-for-sale investments			$2,987
Contractual maturity dates for investments in bonds and notes:			
Less than 1 year			$2,987
			$2,987

The unrealized loss as of May 31, 2007 is recorded in accumulated other comprehensive income, net of tax of zero.

Market values were determined for each individual security in our investment portfolio. The declines in value of the corporate bonds, commercial paper, U.S. government and agency obligations primarily relate to changes in the interest rates and are considered temporary in nature.

The fair values of available-for-sale investments as of May 31, 2006 were as follows (in thousands):

	Amortized Cost	Unrealized Losses	Fair Value
Money market fund	$4,943	$--	$4,943
Municipal securities	900	--	900
Corporate bonds and commercial paper	2,290	(1)	2,289
U.S. government and agency obligations	299	(1)	298
Total funds, bonds and notes	$8,432	$(2)	8,430
Less amounts classified as cash equivalents			(6,830)
Total short-term available-for-sale investments			$1,600

The unrealized loss as of May 31, 2006 is recorded in accumulated other comprehensive income, net of tax of zero.

3. ACCOUNTS RECEIVABLE:

Accounts receivable comprise (in thousands):

	May 31, 2007	May 31, 2006
Trade accounts receivable	$6,701	$4,601
Less: Allowance for doubtful accounts	(87)	(70)
	$6,614	$4,531

	Balance at beginning of year	Additions Charged to costs and expenses	Deductions*	Balance at end of year
Allowance for doubtful accounts receivable:				
May 31, 2007	$ 70	$ 47	$ 30	$ 87
May 31, 2006	$ 80	$101	$111	$ 70
May 31, 2005	$ 92	$ 35	$ 47	$ 80

Deductions include write-offs of uncollectible accounts and collections of amounts previously reserved.

4. INVENTORIES:

Inventories comprise (in thousands):

	May 31, 2007	May 31, 2006
Raw materials and subassemblies	$4,908	$3,039
Work in process	4,587	2,978
Finished goods	206	1,225
	$9,701	$7,242

5. PROPERTY AND EQUIPMENT:

Property and equipment comprise (in thousands):

	May 31,	
	2007	2006
Leasehold improvements	$1,110	$1,166
Furniture and fixtures	1,101	1,526
Machinery and equipment	2,974	2,341
Test equipment	2,930	2,385
	8,115	7,418
Less: Accumulated depreciation and amortization	(6,426)	(6,459)
	$1,689	$ 959

6. PRODUCT WARRANTIES:

The Company provides for the estimated cost of product warranties at the time the products are shipped. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers, the Company's warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from the Company's estimates, revisions to the estimated warranty liability would be required.

Following is a summary of changes in the Company's liability for product warranties during the fiscal years ended May 31, 2007 and May 31, 2006 (in thousands):

	Year ended May 31,	
	2007	2006
Balance at the beginning of the year	$169	$213
Accruals for warranties issued during the year	219	278
Accruals related to pre-existing warranties (including changes in estimates)	--	(58)
Settlements made during the year (in cash or in kind)	(235)	(264)
Balance at the end of the year	$153	$169

The accrued warranty balance is included in accrued expenses on the accompanying consolidated balance sheets.

7. ACCRUED EXPENSES:

Accrued expenses comprise (in thousands):

	May 31,	
	2007	2006
Commissions and bonuses	$ 543	$ 585
Taxes payable	481	525
Payroll related	916	657
Warranty	153	169
Other	834	411
	$2,927	$2,347

8. INCOME TAXES:

Domestic and foreign components of income (loss) before income taxes are as follows (in thousands):

	Year Ended May 31,		
	2007	2006	2005
Domestic	$2,239	$1,075	$(4,693)
Foreign	264	(286)	(41)
	$2,503	$ 789	$(4,734)

The income tax expense (benefit) consists of the following (in thousands):

	Year Ended May 31,		
	2007	2006	2005
Federal income taxes:			
Current	$33	$ 17	$ --
Deferred	--	--	--
State income taxes:			
Current	22	--	--
Deferred	--	--	--
Foreign income taxes:			
Current	20	(38)	136
	$75	$(21)	$136

The Company's effective tax rate differs from the U.S. federal statutory tax rate, as follows:

	Year Ended May 31,		
	2007	2006	2005
U.S. federal statutory tax rate...	34.0 %	34.0 %	(34.0)%
State taxes, net of federal tax effect..........................	0.9	--	--
Change in valuation allowance	(33.1)	(34.9)	33.6
Other...........................	0.5	(1.7)	3.3
Effective tax rate...............	2.3 %	(2.6)%	2.9 %

The components of the net deferred tax asset (liability) are as follows (in thousands):

	May 31,	
	2007	2006
Net operating losses....................	$5,083	$ 5,552
Credit carryforwards....................	1,864	1,601
Inventory reserves......................	1,282	1,980
Reserves and accruals...................	787	903
Other...................................	933	1,015
	9,949	11,051
Less: Valuation allowance.................	(9,949)	(11,051)
Net deferred tax asset....................	$ --	$ --

As of May 31, 2007 and 2006, a full valuation allowance has been provided for the Company's deferred tax assets as management cannot conclude, based on available objective evidence, that it is more likely than not the deferred tax assets will be realized. The valuation allowance decreased by $1.1 million and $206,000 in fiscal 2007 and 2006, respectively, and increased by $1.5 million in fiscal 2005.

At May 31, 2007, the Company had federal and state net operating loss carryforwards of approximately $12.0 million and $8.1 million, respectively. At May 31, 2007, the Company also had federal and state tax credit carryforwards of approximately $670,000 and $1.6 million, respectively. These carryforwards will expire commencing in 2012 through 2026. These carryforwards may be subject to certain limitations on annual utilization in case of a change in ownership, as defined by tax law.

Foreign net operating loss carryforwards of approximately $1.7 million are available to reduce future foreign taxable income. Some of the foreign net operating losses will begin to expire beginning 2007 through 2010.

9. CAPITAL STOCK:

STOCK OPTIONS:

In October 1996, the Company's Board of Directors approved the 1996 Stock Option Plan (the "Stock Plan"), which provided for granting of incentive and non-qualified stock options to our employees and directors. The Stock Plan provides that qualified options be granted at an exercise price equal to the fair market value at the date of grant, as determined by the Board of Directors (85% of fair market value in the case of non-statutory options and purchase rights and 110% of fair market value in certain circumstances). Options generally expire within five years from date of grant. Most options become exercisable in increments over a four-year period from the date of grant.

In October 2006, the Company's 2006 Equity Incentive Plan and 2006 Employee Stock Purchase Plan ("2006 Plans") were approved by the shareholders. A total of 600,000 shares of common stock have been reserved for issuance under the Company's 2006 Equity Incentive Plan. Options granted under the 2006 Equity Incentive Plan are generally for periods not to exceed ten years (five years if the option is granted to a 10% stockholder) and are granted at the fair market value of the stock at the date of grant as determined by the Board of Directors. The 2006 Plans respectively replace the Company's Amended and Restated 1996 Stock Option Plan, which would otherwise have expired in 2006; and the Company's 1997 Employee Stock Purchase Plan, which would have otherwise expired in 2007. The Amended and Restated 1996 Stock Option Plan will continue to govern awards previously granted under that plan.

As of May 31, 2007, out of the 2,094,738 shares authorized for grant under the 1996 Stock Option Plan and 2006 Equity Incentive Plan, approximately 1,349,895 shares had been granted.

The following table summarizes the Company's stock option transactions during the fiscal 2007, 2006 and 2005 (in thousands, except per share data):

	Outstanding Options			
	Available Shares	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Balances, May 31, 2004........	626	1,096	$4.69	
Options granted.............	(375)	375	$3.68	
Options terminated..........	222	(222)	$5.17	
Options exercised...........	--	(13)	$3.16	
Balances, May 31, 2005........	473	1,236	$4.31	$ 38
Options granted.............	(320)	320	$3.03	
Options terminated..........	181	(181)	$5.90	
Options exercised...........	--	(106)	$3.77	
Balances, May 31, 2006........	334	1,269	$3.81	$3,234
Options granted.............	(194)	194	$7.98	
Additional shares reserved..	600	--		
Options terminated..........	5	(5)	$5.02	
Options exercised...........	--	(108)	$4.07	
Balances, May 31, 2007........	745	1,350	$4.38	$2,633
Options exercisable and expected to be exercisable at May 31, 2007		1,295	$4.38	$2,525

The options outstanding and exercisable at May 31, 2007 were in the following exercise price ranges (in thousands, except per share data):

Range of Exercise Prices	Options Outstanding at May 31, 2007			Options Exercisable at May 31, 2007			
	Number Outstanding Shares	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exer-cisable Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
$2.49-$3.63	569	4.27	$3.09	375	$3.10	4.02	
$3.66-$4.08	277	2.88	$3.91	265	$3.91	2.82	
$4.25-$4.95	211	2.20	$4.50	192	$4.51	2.02	
$5.25-$6.25	142	2.20	$5.90	108	$5.86	1.62	
$8.00-$9.30	151	6.04	$8.51	31	$8.52	6.06	
$2.49-$9.30	1,350	3.64	$4.38	971	$4.08	3.10	$1,996

The total intrinsic value of options exercised during fiscal 2007 was $415,000. The weighted average contractual life of the options exercisable and expected to be exercisable at May 31, 2007 was 3.6 years.

Options to purchase 971,519, 829,464 and 842,089 shares were exercisable at May 31, 2007, 2006 and 2005, respectively. These exercisable options had weighted average exercise prices of $4.08, $4.05 and $4.60 of May 31, 2007, 2006 and 2005, respectively.

10. EMPLOYEE BENEFIT PLANS:

EMPLOYEE STOCK BONUS PLAN:

The Company has a non-contributory, trusteed employee stock bonus plan for full-time employees who have completed three consecutive months of service and for part-time employees who have completed one year of service and have attained an age of 21. The Company can contribute either shares of the Company's stock or cash to the plan. The contribution is determined annually by the Company and cannot exceed 15% of the annual aggregate salaries of those employees eligible for participation in the plan. On May 31, 2007, the Company converted the Aehr Test Systems Employee Stock Bonus Plan into the Aehr Test Systems Employee Stock Ownership Plan (the "Plan"). The stock bonus plan was converted to an employee stock ownership plan ("ESOP") to enable the Plan to better comply with changes in the law regarding Company stock. Individuals' account balances vest at a rate of 20% per year commencing upon completion of two years of service. Non-vested balances, which are forfeited, are allocated to the remaining employees in the Plan. Under the Plan provisions, each employee who reaches age fifty-five (55) and has been a participant in the Plan for ten years will be offered an election each year to direct the transfer of up to 25% of his/her ESOP account to the employee self-directed account in the Savings & Retirement Plan. For anyone who meets the above prerequisites, the first election to diversify holdings will be offered after May 31, 2008. In the sixth year, employees will be able to diversify up to 50% of their ESOP accounts. Contributions of $155,250, $122,000 and $60,000 were authorized for the plan during fiscal 2007, 2006 and 2005, respectively. Contributions of 18,895 shares and 19,867 shares were contributed to the ESOP during fiscal 2007 for fiscal 2006 and 2005, respectively. The contribution for fiscal 2007 is pending.

401(K) PLAN:

The Company maintains a defined contribution savings plan (the "401(k) Plan") to provide retirement income to all qualified employees of the Company. The 401(k) Plan is intended to be qualified under Section 401(k) of the Internal Revenue Code of 1986, as amended. The 401(k) Plan is funded by voluntary pre-tax contributions from employees. Contributions are invested, as directed by the participant, in investment funds available under the 401(k) Plan. The Company is not required to make, and did not make any contributions to the 401(k) Plan during fiscal 2007, 2006 and 2005.

EMPLOYEE STOCK PURCHASE PLAN:

The Company's Board of Directors adopted the 1997 Employee Stock Purchase Plan in June 1997. A total of 400,000 shares of common stock have been reserved for issuance under the plan. The plan has consecutive, overlapping, twenty-four month offering periods. Each twenty-four month offering period includes four six month purchase periods. The offering periods generally begin on the first trading day on or after April 1 and October 1 each year, except that the first such offering period commenced with the effectiveness of the Company's initial public offering and ended on the last trading day on or before March 31, 1999. Shares are purchased through employee payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the first day of an offering period or the last day of the purchase period. If a participant's rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock for a calendar year, such participant may not be granted an option to purchase stock under the 1997 Employee Stock Purchase Plan. The maximum number of shares a participant may purchase during a single purchase period is 3,000 shares.

In October 2006, the Company's shareholders approved the 2006 Employee Stock Purchase Plan ("2006 Purchase Plan"). A total of 200,000 shares of the Company's common stock were reserved for issuance under the 2006 Purchase Plan. The 2006 Purchase Plan has consecutive, overlapping, twenty-four month offering periods. Each twenty-four month offering period includes four six month purchase periods. The offering periods generally begin on the first trading day on or after April 1 and October 1 each year. The first exercise date under the 2006 Purchase Plan was April 1, 2007. All employees who work a minimum of 20 hours per week and are customarily employed by the Company (or an affiliate thereof) for at least five months per calendar year are eligible to participate. Under the 2006 Purchase Plan, shares are purchased through employee payroll deductions at exercise prices equal to 85% of the lesser of the fair market value of the Company's common stock at either the first day of an offering period or the last day of the purchase period. If a participant's rights to purchase stock under all employee stock purchase plans of the Company accrue at a rate which exceeds $25,000 worth of stock for a calendar year, such participant may not be granted an option to purchase stock under the 2006 Purchase Plan. For the years ended May 31, 2007, 2006 and 2005, approximately 43,000, 42,000, and 80,000 shares of common stock, respectively, were issued under the plans. To date, 413,111 shares have been issued under the plans.

11. STOCKHOLDER RIGHTS PLAN:

The Company's Board of Directors adopted a Stockholder Rights Plan on March 5, 2001, under which a dividend of one Right to purchase one one-thousandth of a share of the Company's Series A Participating Preferred Stock was distributed for each outstanding share of the Company's common stock. The plan entitles each Right holder to purchase 1/1000th of a share of the Company's Series A Participating Preferred Stock at an exercise price of $35.00, subject to adjustment, in certain events, such as a tender offer to acquire 20% or more of the Company's outstanding common stock. Under some circumstances, such as if a person or group acquires 20% or more of the Company's common stock prior to redemption of the Rights, the plan entitles such holders (other than an acquiring party) to purchase the Company's common stock having a market value at that time of twice the Right's exercise price. The Rights expire on April 3, 2010.

12. OTHER INCOME (EXPENSE), NET:

Other income (expense), net comprises the following (in thousands):

	Year Ended May 31,		
	2007	2006	2005
Foreign exchange gain (loss)......	$(18)	$ 5	$197
Loss on impairment of an investment	--	--	(203)
Income from investment	936	119	90
Other, net.......................	43	(45)	2
	$961	$79	$ 86

13. SEGMENT INFORMATION:

The Company considers itself to be in one reportable segment pursuant to SFAS No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information." As the Company's business is completely focused on one industry segment, the designing, manufacturing and marketing of advanced test and burn-in products to the semiconductor manufacturing industry, management believes that the Company has only one reportable segment. The Company's net sales and profits are generated through the sale and service of products for this one segment.

The following presents information about the Company's operations in different geographic areas (in thousands):

	United States	Asia	Europe	Adjust-ments	Total
2007:					
Net sales	$24,882	$4,104	$1,161	$ (2,796)	$27,351
Portion of U.S. net sales from export sales	9,127	--	--	--	9,127
Income from operations	669	368	7	7	1,051
Identifiable assets	37,165	2,405	1,038	(11,933)	28,675
Long-lived assets	1,607	72	10	--	1,689
2006:					
Net sales	$21,896	$2,326	$1,241	$ (1,662)	$23,801
Portion of U.S. net sales from export sales	18,318	--	--	--	18,318
Income (loss) from operations	658	(153)	(54)	4	455
Identifiable assets	33,578	897	902	(10,484)	24,893
Long-lived assets	802	127	30	--	959
2005:					
Net sales	$14,128	$1,112	$1,353	$ (1,513)	$16,080
Portion of U.S. net sales from export sales	11,106	--	--	--	11,106
Income (loss) from operations	(4,825)	(469)	323	(4)	(4,975)
Identifiable assets	29,621	1,272	1,155	(10,579)	21,469
Long-lived assets	970	230	32	--	1,232

The Company's foreign operations are primarily those of its Japanese and German subsidiaries. Substantially all of the sales of the subsidiaries are made to unaffiliated Japanese or European customers. Net sales and income (loss) from operations from outside the United States include the operating results of Aehr Test Systems Japan K.K. and Aehr Test Systems GmbH. Adjustments consist of intercompany eliminations. Identifiable assets are all assets identified with operations in each geographic area. Many net sales made in the United States were delivered to locations outside of the United States.

14. RELATED PARTY TRANSACTIONS:

The Company has entered into transactions with ESA Electronics Pte Ltd. ("ESA") in which the Company owned a 12.5% of interest at May 31, 2007, 2006 and 2005. ESA purchased goods from the Company for approximately $15,000, $215,000 and $142,000 during fiscal 2007, 2006 and 2005, respectively. In addition, the Company purchased goods from ESA for approximately $1,000, $77,000 and $2.0 million in fiscal 2007, 2006 and 2005, respectively. At May 31, 2007 and 2006, the Company had no amounts payable to ESA. At May 31, 2007 and 2006, the Company had amounts receivable from ESA of approximately $0 and $2,000, respectively.

Mario M. Rosati, one of the Company's directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which has served as the Company's outside corporate counsel and has received compensation at normal commercial rates for these services.

15. COMMITMENTS AND CONTINGENCIES:

COMMITMENTS

The Company leases most of its manufacturing and office space under operating leases. The Company entered into non-cancelable operating lease agreements for its United States manufacturing and office facilities and its facilities in Japan. These commitments expire no later than December 2009. Under the lease agreements, the Company is responsible for payments of utilities, taxes and insurance.

Minimum annual rentals payments under operating leases in each of the next five fiscal years and thereafter are as follows (in thousands):

Years Ending May 31,	
2008	$ 943
2009	956
2010	611
2011	38
Thereafter	--
Total	$2,548

Rental expense for the years ended May 31, 2007, 2006 and 2005 was approximately $927,000, $881,000 and $896,000, respectively.

At May 31, 2007, the Company had a $50,000 certificate of deposit held by a financial institution representing a security deposit for its United States manufacturing and office space lease. This amount is included in "Other Assets" on the consolidated balance sheets.

PURCHASE OBLIGATIONS

The Company has purchase obligations to certain suppliers. In some cases the products the Company purchases are unique and have provisions against cancellation of the order. At May 31, 2007, the Company had approximately $7.3 million of purchase obligations which are due within the following 12 months. This amount does not include contractual obligations recorded on the consolidated balance sheets as liabilities.

CONTINGENCIES

The Company is not currently party to any material litigation. The Company is, from time to time, involved in legal proceedings arising in the ordinary course of business. While there can be no assurances as to the ultimate outcome of any litigation involving the Company, management does not believe any pending legal proceedings will result in judgment or settlement that will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

In the normal course of business to facilitate sales of its products, the Company indemnifies other parties, including customers, with respect to certain matters. The Company has agreed to hold the other party harmless against losses arising from a breach of representations or covenants, or from intellectual property infringement or other claims. These agreements may limit the time within which an indemnification claim can be made and the amount of the claim. In addition, the Company has entered into indemnification agreements with its officers and directors, and the Company's bylaws contain similar indemnification obligations to the Company's agents.

It is not possible to determine the maximum potential amount under these indemnification agreements due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, payments made by the Company under these agreements have not had a material impact on the Company's operating results, financial position or cash flows.

SELECTED QUARTERLY CONSOLIDATED FINANCIAL DATA (UNAUDITED)

The following table (presented in thousands, except per share data) sets forth selected unaudited condensed consolidated statements of operations data for each of the four quarters of the fiscal years ended May 31, 2007 and 2006.

The unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in the Company's opinion, includes all adjustments (consisting only of normal recurring entries) necessary for a fair statement of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period and should be read in conjunction with the audited consolidated financial statements of the Company's and the notes thereto included elsewhere herein.

	Three Months Ended			
	Aug. 31, 2006	Nov. 30, 2006	Feb. 28, 2007	May 31, 2007
Net sales	$7,136	$6,249	$5,687	$8,279
Gross profit	$3,253	$2,959	$3,318	$4,383
Net income	$ 557	$ 687	$ 265	$ 919
Net income per share (basic)	$ 0.07	$ 0.09	$ 0.03	$ 0.12
Net income per share (diluted)	$ 0.07	$ 0.08	$ 0.03	$ 0.11

	Three Months Ended			
	Aug. 31, 2005	Nov. 30, 2005	Feb. 28, 2006	May 31, 2006
Net sales	$4,646	$5,817	$6,318	$7,019
Gross profit	$2,188	$2,705	$2,538	$3,205
Net income (loss)	$ (244)	$ 166	$ 360	$ 528
Net income (loss) per share (basic)	$(0.03)	$ 0.02	$ 0.05	$ 0.07
Net income (loss) per share (diluted)	$(0.03)	$ 0.02	$ 0.05	$ 0.07

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On December 6, 2005, the Audit Committee of the Board of Directors of Aehr Test Systems (the "Company") dismissed PricewaterhouseCoopers LLP ("PwC") as its independent registered public accounting firm, effective immediately. PwC's reports on the Company's consolidated financial statements for the fiscal years ended May 31, 2005 and 2004 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle. During the fiscal years ended May 31, 2005 and 2004, and through December 6, 2005, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference thereto in its reports on the consolidated financial statements for such years. During the period described in the preceding sentence, there were no "reportable events" (as defined in the Securities and Exchange Commission Regulation S-K, Item 304 (a)(1)(v)).

On December 6, 2005 the Audit Committee of the Board of Directors of the Company engaged Burr, Pilger & Mayer LLP ("BPM") as the Company's independent registered public accounting firm for the fiscal year ending May 31, 2006. During the Company's two most recent fiscal years ended May 31, 2005, neither the Company nor anyone acting on its behalf consulted with BPM regarding either: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's consolidated financial statements; or (ii) any matter that was the subject of a disagreement or event identified in response to Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to that Item.

Item 9A. Controls and Procedures

Evaluation of disclosure controls and procedures. Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting that occurred during the period covered by this Annual Report on Form 10-K that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this item relating to directors is incorporated by reference to the information under the caption "Proposal 1 -- Election of Directors" in the Proxy Statement. The information required by this item relating to executive officers is incorporated by reference to the information under the caption "Management -- Executive Officers and Directors of the Company" at the end of Part I of this report on Form 10-K. Information regarding Section 16 reporting compliance is incorporated herein by reference under the caption 'Section 16(a) beneficial ownership reporting compliance' in the Proxy Statement.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to the section entitled "Compensation of Executive Officers" of the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners, Directors and Management" of the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

The information required by this item is incorporated by reference to the section entitled "Certain Relationships and Related Transactions" of the Proxy Statement.

Item 14. Principal Independent Registered Public Accounting Firm's Fees and Services

The information required by this item is incorporated by reference to the section entitled "Principal Independent Registered Public Accounting Firm's Fees and Services" of the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this Report:

1. Financial Statements

   See Index under Item 8.

2. Financial Statement Schedule

   See Index under Item 8.

3. Exhibits

   See Item 15(b) below.

(b) Exhibits

The following exhibits are filed as part of or incorporated by reference into this Report:

Exhibit No.	Description
3.1+	Restated Articles of Incorporation of Registrant.
3.2+	Bylaws of Registrant.
4.1++	Form of Common Stock certificate.
4.2+++	2006 Equity Incentive Plan.
4.3+++	2006 Employee Stock Purchase Plan.
10.1+	Amended 1986 Incentive Stock Plan and form of agreement thereunder.
10.2++	1996 Stock Option Plan (as amended and restated) and forms of Incentive Stock Option Agreement and Nonstatutory Stock Option Agreement thereunder.
10.3++	1997 Employee Stock Purchase Plan and form of subscription agreement thereunder.
10.4++	Form of Indemnification Agreement entered into between Registrant and its directors and executive officers.
10.5+	Capital Stock Purchase Agreement dated September 11, 1979 between Registrant and certain holders of Common Stock.
10.6+	Capital Stock Investment Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.7+	Amendment dated September 17, 1985 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.8+	Amendment dated February 26, 1990 to Capital Stock Purchase Agreement dated April 12, 1984 between Registrant and certain holders of Common Stock.
10.9+	Stock Purchase Agreement dated September 18, 1985 between Registrant and certain holders of Common Stock.
10.10+	Common Stock Purchase Agreement dated February 26, 1990 between Registrant and certain holders of Common Stock.
10.11+	Lease dated May 14, 1991 for facilities located at 1667 Plymouth Street, Mountain View, California.
10.12++++	Lease dated August 3, 1999 for facilities located at Building C, 400 Kato Terrace, Fremont, California.
10.13+++++	Preferred Shares Rights Agreement dated March 5, 2001.
10.14++++++	Form of Change of Control Agreement.
16.1+++++++	Letter dated December 9, 2005 regarding change in Certifying Accountant.
21.1+	Subsidiaries of the Company.
23.1	Consent of Burr, Pilger & Mayer LLP - Independent Registered Public Accounting Firm.
23.2	Consent of PricewaterhouseCoopers LLP - Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 55).
31.1	Certification Statement of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
31.2	Certification Statement of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

+ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Registration Statement on Form S-1 filed June 11, 1997 (File No. 333-28987).

++ Incorporated by reference to the same-numbered exhibit previously filed with Amendment No.1 to the Company's Registration Statement on Form S-1 filed July 17, 1997 (File No. 333-28987).

+++ Incorporated by reference to the exhibit previously filed with the Company's Registration Statement on Form S-8 filed October 27, 2006 (File No. 333-138249).

++++ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Form 10-K for the year ended May 31, 1999 filed August 30, 1999 (File No. 000-22893).

+++++ Incorporated by reference to the Exhibit No. 4.1 previously filed with the Company's Current Report on Form 8-K filed March 28, 2001 (File No. 000-22893).

++++++ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Form 10-K for the year ended May 31, 2001 filed August 29, 2001 (File No. 000-22893).

+++++++ Incorporated by reference to the same-numbered exhibit previously filed with the Company's Current Report on Form 8-K filed December 9, 2005 (File No. 000-22893).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 28, 2007

AEHR TEST SYSTEMS

By: /s/ RHEA J. POSEDEL

Rhea J. Posedel
CHIEF EXECUTIVE OFFICER AND
CHAIRMAN OF THE BOARD OF DIRECTORS

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Rhea J. Posedel and Gary L. Larson, jointly and severally, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RHEA J. POSEDEL Rhea J. Posedel	Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	August 28, 2007
/s/ GARY L. LARSON Gary L. Larson	Vice President of Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	August 28, 2007
/s/ ROBERT R. ANDERSON Robert R. Anderson	Director	August 28, 2007
/s/ WILLIAM W. R. ELDER William W. R. Elder	Director	August 28, 2007
/s/ MUKESH PATEL Mukesh Patel	Director	August 28, 2007
/s/ MARIO M. ROSATI Mario M. Rosati	Director	August 28, 2007

CERTIFICATION OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT

I, Rhea J. Posedel, certify that:

1. I have reviewed this annual report on Form 10-K of Aehr Test Systems;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 28, 2007

/s/ RHEA J. POSEDEL

Rhea J. Posedel
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302(a) OF THE SARBANES-OXLEY ACT

I, Gary L. Larson, certify that:

1. I have reviewed this annual report on Form 10-K of Aehr Test Systems;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluations; and

c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 28, 2007

/s/ GARY L. LARSON

Gary L. Larson
Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Rhea J. Posedel, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Aehr Test Systems on Form 10-K for the period ending May 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Aehr Test Systems.

By: /s/ RHEA J. POSEDEL

Rhea J. Posedel
Chief Executive Officer

I, Gary L. Larson, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Aehr Test Systems on Form 10-K for the period ending May 31, 2007 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Aehr Test Systems.

By: /s/ GARY L. LARSON

Gary L. Larson
Chief Financial Officer

CORPORATE INFORMATION

DIRECTORS

Rhea J. Posedel
Chief Executive Officer,
Chairman of the Board

Robert R. Anderson (1) (2)
Private investor

William W.R. Elder (1) (2) (3)
Chairman, Silicon Semiconductor
Technologies Group,
AIXTRON AG

Mukesh Patel (1) (3)
Private investor

Mario M. Rosati
Member
Wilson Sonsini Goodrich & Rosati,
a law firm

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Governance Committee

OFFICERS

Rhea J. Posedel
Chief Executive Officer,
Chairman of the Board

Gary L. Larson
Vice President of Finance,
Chief Financial Officer

Carl N. Buck
Vice President of Marketing and
Contactor Business Group

Joel Bustos
Vice President of Operations

David S. Hendrickson
Vice President of Engineering

Gregory M. Perkins
Vice President of Worldwide
Sales and Service

Kunio Sano
President
Aehr Test Systems Japan

CORPORATE HEADQUARTERS

400 Kato Terrace
Fremont, CA 94539
Telephone: 510.623.9400
Fax: 510.623.9450
Website: www.aehr.com

SUBSIDIARIES

Aehr Test Systems Japan
7-9, Shibasaki-Cho
2-Chome
Tachikawa-Shi
Tokyo, Japan 190-0023
Telephone: 81.42.525.1061
Fax: 81.42.525.1410
Email: atsj@aehr.com

Aehr Test Systems GmbH
Industriestrasse 9
D-86919 Utting
Germany
Telephone: 49.8806.2021
Fax: 49.8806.2024
Email: atsg@aehr.com

Aehr Test Systems Taiwan
No. 26 Guang Hua East 1st Street
Hsinchu 300
Taiwan, Republic of China
Telephone: 886.3.543.7368
Fax: 886.3.543.8659
Email: taiwan_support@aehr.com

SHAREHOLDER INFORMATION

Legal Counsel
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
Palo Alto, CA

Independent Registered Public Accounting Firm
Burr, Pilger & Mayer LLP
San Jose, CA

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070
Toll free: 800.962.4284
Telephone: 303.262.0600
Fax: 303.262.0700

Investor Relations
Aehr Test Systems
400 Kato Terrace
Fremont, CA 94539
Telephone: 510.623.9400
Fax: 510.623.9450
Website: www.aehr.com

Annual Meeting
The annual meeting of shareholders will be held at 4:00 p.m. on October 30, 2007 at the Company's corporate headquarters.

Aehr Test Systems' corporate headquarters has been certified to the International Standards Organization (ISO) 9001 standard since 1997.


DNV
QUALITY MANAGEMENT SYSTEM
CERTIFIED BY DNV
ISO 9001:2000


AEHR
TEST SYSTEMS

CORPORATE HEADQUARTERS
400 KATO TERRACE
FREMONT, CA 94539
TELEPHONE: 510.623.9400
FAX: 510.623.9450
WEB: WWW.AEHR.COM

END